

# 2018

## Recycling Industry Yearbook

## Executive Summary

As the global scrap marketplace evolves ever more rapidly, there has never been a more pressing need for accurate, up-to-date information about the state of the recycling industry. *The 2018 Recycling Industry Yearbook* is designed to fill that void, providing the latest information and statistics about the U.S. and global scrap industries. In addition, the yearbook aims to provide readers with a clearer understanding of what the scrap industry actually is and how it works, along with the tremendous economic, environmental, energy, and trade benefits the industry generates globally.

Despite the continued international trade and industry-specific challenges faced by scrap recyclers in 2017, preliminary trade data indicate approximately 110 million tons of scrap worth more than $105 billion were exported globally, according to data from the United Nations Comtrade database.

U.S. exports of scrap totaled nearly 38 million metric tons valued at $17.85 billion and were shipped to industrial consumers in 145 countries around the world in 2017. In the United States, scrap recyclers processed a total of approximately 130 million tons of scrap metal, paper, plastics, electronics, textiles, glass, and

rubber last year for domestic and overseas consumption. Those efforts created significant energy savings, reduced greenhouse gas emissions, saved natural resources, and limited the amount of material that would otherwise have been sent to landfills. In addition to these critical environmental benefits, the scrap recycling industry also provided much needed support to the U.S. economy and trade balance.

Independent research conducted by John Dunham & Associates confirms that in the United States, the scrap recycling industry directly and indirectly supports more than 534,000 well-paying jobs while generating nearly $117 billion in economic activity and $13.2 billion in federal, state, and local tax revenue.

In addition to providing an overview of the U.S. scrap industry, the *2018 Recycling Industry Yearbook* also describes what we mean when we're talking about scrap (hint: it's not waste), where scrap comes from, how it gets processed, and who uses it. In addition, the *2018 Yearbook* contains updated and expanded information on nearly every aspect of the global industry. For more information about ISRI and the global scrap recycling industry, visit the ISRI website at ISRI.org.

# Table of Contents

| | |
|---|---|
| Executive Summary | 1 |
| **Chapter I: Introduction to ISRI** | 3 |
| **Chapter II: Scrap Recycling Overview** | 4 |
| Commodity Origins | 4 |
| History of Scrap Recycling | 6 |
| What is Scrap and Where Does It Come From? | 7 |
| How is Scrap Processed? | 8 |
| Where are Scrap Recycling Facilities Located? | 10 |
| How is Scrap Transported? | 11 |
| How is Scrap Consumed? | 12 |
| Evolving Technologies | 13 |
| How do Scrap Commodity Markets Work? | 14 |
| ISRI Index | 16 |
| **Chapter III: The Benefits of Scrap Recycling** | 17 |
| Economic Benefits | 17 |
| Environmental Benefits | 18 |
| Energy Savings | 19 |
| Scrap Exports and the U.S. Trade Balance | 20 |

| | |
|---|---|
| **Chapter IV: Scrap Commodities** | 22 |
| Iron and Steel | 23 |
| Nonferrous Metal | 28 |
| Recovered Paper and Fiber | 43 |
| Plastics | 48 |
| Electronics | 53 |
| Tires and Rubber | 56 |
| Glass | 59 |
| Textiles | 61 |
| **Chapter V: The Global Scrap Marketplace** | 63 |
| The Expanding Scrap Marketplace | 63 |
| China's Role in the Global Recycling Marketplace | 70 |
| **Chapter VI: Statistical Appendices** | 66 |
| Appendix A: Historical Production, Recovery, and Consumption Data | 71 |
| Appendix B: Global Scrap Exports by Commodity | 75 |
| Appendix C: Global Flows by Country and Year | 76 |

ISRI is the Voice of the Recycling Industry™, promoting safe, economically-sustainable, and environmentally-responsible recycling through networking, advocacy, and education. ISRI represents approximately 1,300 member companies operating more than 4,000 locations in the United States and 41 countries worldwide. ISRI members process, broker, and consume the entire range of recycled commodities including ferrous and nonferrous metals, recovered paper and fiber, tires and rubber, plastics, glass, electronics, and textiles. Our members range in size from small family-owned firms to large multinational corporations.

ISRI promotes the best interests of the recycling industry; fostering the trade and commerce of its members; promoting free and fair trade; and aiding the industry by seeking to eliminate abusive and disruptive business practices and unfair competition.

Headquartered in Washington, DC, ISRI raises public awareness of the vital role recycling plays in the economy, global trade, the environment, and sustainable development. ISRI members benefit from a wide array of services including: safety and compliance training; networking and education; market research and reporting; regulatory and legal information; industry-specific publications; and industry representation. For more information or to join, visit ISRI.org.





**Brian Shine**
Chair
*Manitoba Corp.*

**Robin K. Wiener**
President
*ISRI*

## Commodities Origins

Responsibly maximizing the value of materials extracted from natural resources by recycling saves energy, protects ecosystems, and maintains the economic freedom and security of a nation. To understand the value of recycling, it is important to understand how these materials are initially created from our natural resources.



### METALS



**Mining**
Ore is mined from mineral rich deposits. Hematite, Bauxite, Chalcocite, Limonite, and Galena are examples of ores used to extract base metals.



**Beneficiation**
Beneficiation is a process where ores are crushed and sorted to concentrate pieces that will have higher yields when refined through smelting.

### PLASTICS



**Drilling**
Crude oil and natural gas are extracted from deposits beneath the ground surface and seabeds. Oil tanker ships are some of the largest ships on the open seas. They're often as long as the World Trade Center is tall and several times wider.



**Refining**
Crude oil is refined through a complex distillation process where chemicals with varying properties are extracted and separated to create products such as kerosene, gasoline, naphtha, paraffin, and asphalt.

### PAPER



**Forestry**
Trees, and other fibrous plants, provide the basic raw material that is processed into paper. It is important to note that paper is a byproduct of deforestation. As trees are processed for lumber and fuel, the chips and sawdust are collected for pulping, which is about 15 percent of the total volume of trees cut down.



**Pulping**
Sawdust, wood chips, and other fibrous media are mechanically or chemically broken down in order to separate the fibers into a pulp. Mechanical pulping requires more energy than chemical pulping but produces higher yields. However, the paper strength from chemical pulping is higher.

### Smelting and Refining

Beneficiated ore is heated until it melts with reducing agents that remove non-metallic elements such as oxygen and sulfur. The resulting liquid metal is separated from the slag similar to how the impurities are skimmed when making broth and formed into working pieces such as ingots or billet. The process to raise the temperature of the ore above 2000° F requires enormous amounts of energy.

### Polymer Cracking

Petroleum distillates are often long complex chains of hydrocarbons and natural gas is a mix of several types of hydrocarbon gases. In order to create more uniform and adaptable products, those hydrocarbons are put into a chamber with catalysts to lower energy costs that will "crack" apart the longer chains into smaller blocks, such as ethylene and propylene, which are used to build new polymer chains, also known as plastics.

### Paper Milling

Fibrous pulp is spread out on screens and absorptive mats that move through heated rollers stretching, compressing, and extracting moisture from the fiber. This process adheres the fibers together to create a roll of paper.

---

The scrap recycling industry connects the ends of the manufacturing supply chain. It has evolved in response to changing market dynamics and represents a key component in creating a circular economy.

## 2017 Volume of Scrap Material Processed in the United States *(metric tons)*

| | |
|---|---|
| Iron and Steel | 66,000,000 |
| Paper | 46,100,000 |
| Aluminum | 5,268,000 |
| Copper | 1,862,000 |
| Lead | 1,056,000 |
| Zinc | 67,000 |
| Plastics | 815,000 (2016) |
| Electronics | 5 million+ (est.) |
| Tires (# of tires) | 110,000,000 (2016) |

# History of Scrap Recycling

Since the dawn of civilization and the earliest attempts at manufacturing, humans have recognized the intrinsic value of scrap and the benefits associated with using and re-using existing products to create new goods.

In the early days of recycling, scrap peddlers would typically buy and trade relatively small quantities of used household items, used farm equipment, and other goods.

As manufacturing ramped up and became more complex in response to society's expanding needs, scrap recycling took on even greater importance, adapting not only to market drivers, but also shifting priorities in the context of our finite natural resources.

In the second half of the 20th century, the scrap recycling industry continued to grow, becoming more innovative, competitive, and capital-intensive. In the last several decades, the introduction of containerization and the surge in commodities demand from China and other developing economies helped to create an even more globalized scrap marketplace.





## What Is Scrap and Where Does It Come From?

Scrap is a valuable commodity. It is not waste. Recyclers process scrap from a number of sources, including used and end-of-life  products, off-spec and overrun material from manufacturing processes, and recyclables from commercial and industrial operations and municipal programs. Recyclers process scrap into specification-grade products that manufacturers--such as steel mills, foundries, paper mills, compounders, extruders, and fabricators--purchase and use as ingredients in the manufacture of new products. In its processed form, ferrous (iron and steel) and nonferrous (copper, aluminum, lead, nickel, and zinc) metals, paper, plastic, rubber, electronics, glass, and textiles are produced into hundreds of different grades, each meeting globally accepted specifications that are designed to meet the needs of manufacturers worldwide.

There are two major sources of scrap supply. **Obsolete scrap** comes from a wide range of used products including end-of-life cars and trucks, old newspapers and magazines, used appliances, demolished buildings, used beverage containers, consumer goods, and much more.

Scrap generated by the manufacturing process, known as **prompt, prime, or new scrap**, comes in a variety of forms including metal clippings, stampings, and turnings. Because new products are continually entering the marketplace, scrap recyclers need to be extremely innovative in order to keep up with commodity and end-use market developments.

Scrap can be grouped into categories including: ferrous scrap, which includes items made from iron and steel like old automobiles and machinery; nonferrous scrap made of other metals such as aluminum, copper, lead, zinc, nickel, and tin; electronics scrap including used TVs, computers, cell phones, and other electronic equipment; and nonmetallic scrap such as recovered paper and fiber, plastics, rubber and tires, glass, and textiles.

ISRI estimates that approximately 900 million metric tons of scrap metal, recovered paper and fiber, plastic scrap, used electronics, and other scrap commodities were consumed last year by manufacturers around the globe. As the world's largest supplier of scrap, the United States annually processes approximately 130 million metric tons of scrap commodities per year, providing vital raw materials to manufacturers and helping to fuel global growth.



## How is Scrap Processed?

Regardless of the commodity being recycled, the basic goal of all scrap processing is the same: to transform unprocessed recyclable materials into smaller and/or denser forms of specific composition that meet a commercial-grade specification. With this rigorous processing, the finished scrap products are easier to handle and transport, and they are ready to use in manufacturing processes.

Unprocessed scrap usually arrives at a recycling operation by truck and is weighed on a scale. Then the truck is emptied and weighed again to determine the weight of the delivered scrap. The recycler determines how much to pay the seller based on the type of material in the load and its net weight. Recyclers purchase scrap materials from numerous suppliers each day to keep up with the demands of their customers, which use the scrap to make new products.

At the weighing-in stage, recyclers use a combination of sophisticated equipment and best practices, including radiation detectors, visual inspections, source control, and a nationwide theft-alert notification system to minimize the possibility of receiving unwanted materials in incoming loads of recyclable materials.

Sorting is most often the first step in the actual processing of scrap. Trained employees use forklifts, wheel loaders, or material handlers equipped with magnets or grapples to sort materials into basic commodity groups. The scrap is then processed using machines like shears, balers, shredders, granulators, wire choppers or briquetters. Recyclers increasingly have on place advanced sorting and recovery systems that use eddy-current separators, optical scanners, X-rays, air jets, and other technologies to further refine the scrap into the grades required by their customers for manufacture into new products.

Throughout the recycling process, the industry is committed to worker health and safety as well as environmental protection. To meet those goals, more recyclers are pursuing certification under programs such as the Recycling Industry Operating Standard™, or RIOS™

While recycling facilities vary considerably in size and layout, key variables that affect a plant's efficiency include maintaining a smooth flow of traffic and minimizing the number of times that material is handled. Scrap facilities have traditionally been located near major manufacturing centers. Today, recycling facilities are found all across the United States and throughout the world.

MRFs, or Materials Recovery Facilities, are recycling facilities that contract with municipalities specifically for processing residentially-sourced scrap. These are complex facilities that utilize a complicated series of conveyors, optical and infrared scanners, blowers, sink float pools, and hand sorting lines to separate paper from plastics from glass bottles from aluminum cans, and so on.

In addition to outdoor recycling plants, an increasing number of high-tech facilities with advanced sorting systems for processing plastics, electronics, recovered paper, and other commodities are located indoors.



## Where are Scrap Recycling Facilities Located?

U.S. Census Bureau data show that there are more than 8,000 recycling facilities operating in the United States.



LEGEND
· Processors  · Brokers

## How Is Scrap Transported?

The three most common modes of U.S. domestic scrap transport are by truck, rail, and barge, in addition to intermodal shipments that use more than one mode. Each mode of shipment has its own costs and benefits.

While shipping via trucks can be a high per-unit cost option, trucks are a significant mode of domestic transport for scrap, especially for intra-regional scrap flows.



Shipment by rail can be a less costly option per ton than trucking, and railcars have a greater tonnage capacity than trucks, although during times of tight railcar availability this mode of transport can be less predictable. In the United States, according to figures from the Association of American Railroads, 41 million tons of scrap and waste materials originated on Class I railroads in 2017.

Barges and domestic waterborne shipments are a third major mode of transport for scrap. While adverse weather conditions can significantly impact barge traffic, barges are often the lowest-cost option on a per-unit basis.

The containerization of scrap shipments opened overseas markets to a much wider range of U.S. scrap processors, although a large portion of U.S. scrap exports are still shipped as bulk (unpackaged) cargo. In 2017, the United States exported nearly 38 million metric tons of scrap around the world. According to preliminary data from the United Nations Comtrade database, approximately 110 million tons of scrap valued at more than $105 billion were exported globally in 2017.



# How is Scrap Consumed?

Scrap dealers and brokers sell scrap commodities to a wide range of consumers at home and abroad such as paper mills, plastic



manufacturing plants, steel mills, foundries, copper wire and brass mills, secondary aluminum smelters, and other customers.

Manufacturers prize scrap as a raw material input due in part to the cost and energy savings gained through using scrap. For example, domestic steelmakers rely on iron and steel scrap to make roughly two out of every three pounds of steel produced. Copper scrap accounted for 34 percent of total U.S. apparent copper consumption in 2017. Metal scrap can practically be melted and re-melted an infinite number of times to make products and parts for everything from cell phones to

automobiles, bridges, and buildings. Manufacturers also rely on scrap commodities to produce a wide array of nonmetallic goods including new paper and cardboard products, plastic containers, playground surfaces, and much more. And while overseas markets have been a growing source of demand for U.S. scrap, it's worth remembering that most of the scrap that gets processed in the United States is also consumed domestically.

According to ISRI estimates, more than 70 percent of the approximately 130 million metric tons of recovered paper, plastic, rubber, metal, glass, textiles, and other scrap commodities that were processed in the United States in 2017 was consumed at home.



## Evolving Technologies

Today, the scrap recycling industry utilizes a wide range of capital equipment including high-tech shredders, shears and balers, as well as the optical scanners, x-rays, and air jets that are used to separate recycled materials. From tires and rubber to electronics, scrap recyclers are investing in new separation technology and equipment to stay ahead of competitors and gain new revenue channels.



As scrap recyclers strive to meet rising consumer demands and improve their operational, quality, environmental, health and safety, and management systems, the use of third-party certifications has been on the rise. The marketplace is pushing recyclers to become certified through programs like RIOS™ – to improve health and safety, ensure environmental compliance, meet customer demands, and secure a competitive advantage. RIOS™ is a management system certification that is designed specifically for recyclers that deal in any commodity.



## How do Scrap Commodity Markets Work?

Scrap prices are subject to many of the same market forces as primary commodities and thus have been experiencing similar



price volatility. Scrap is sold by the pound or ton depending on the commodity. For example, copper and plastics are sold by the pound, while

steel and paper are sold by the ton. Scrap prices are subject to global market forces and can fluctuate daily, hourly, or even by the minute. Prices are set by the marketplace and reflect domestic and global manufacturing demands, changes in currency markets, transportation disruptions, energy prices, and the comparative cost and availability of virgin commodities.

Scrap has become a key feedstock utilized in manufacturing new products worldwide and supplies a significant amount of global

raw material needs. As a world-traded commodity, scrap becomes less dependent on local supplies and markets every day.

Scrap material moves to where demand directs it regardless of its original location. But there is a critical difference between how primary commodity and scrap commodity prices are determined. Unlike primary commodities that can have large inventory swings, the scrap trade is a volume business. Scrap recyclers do not buy scrap inherently expecting to hold it until prices increase. They buy scrap to meet their customers' monthly requirements.



Prices are based on a marketplace made up of consumers who use these recycled materials to manufacture steel, aluminum,



copper, paper, electronics, glass, and rubber products, among others. Scrap processors purchase scrap from thousands of sources each day

to keep up with expected consumer demand.

After acquiring and then processing scrap into specification-grade material, scrap processors deliver the material based on current market conditions dictated by the customer. Customers have orders to fill and thus buy scrap. Consequently scrap processors are viewed as the price taker, not the price setter, hence the phrase, "Scrap is bought, not sold."

The ISRI Index is a weighted index of ferrous scrap, copper scrap, aluminum scrap, and recovered paper and fiber prices. Scrap prices and supply are closely connected as prices provide the incentive to bring recycled materials to the marketplace. When the ISRI Index fell to the lowest level since the Great Recession in November 2015, supplies were constrained, placing a floor under the market and setting the stage for a price recovery starting in the first half of 2016 and continuing into early 2018. Given the cyclical nature of commodity markets and industrial production, it should come as no surprise that the scrap industry faces similar business cycles.



## ISRI Index



ISRI Index: Jan 2012 - Jun 2018 *(Jan 1998 = 100)*

## Economic Benefits

Recognized as one of the world's first green industries, the scrap recycling industry creates and supports jobs while also having a positive impact on the environment. In 2017, the independent economic consulting firm of John Dunham and Associates performed an economic impact analysis to document the size and scope of the scrap recycling industry in the United States as well as its significant contribution to the U.S. economy in terms of employment, tax generation, and overall economic benefit.

The U.S. scrap recycling industry is a thriving economic engine and job creator. Specifically, the study found that the people and firms that purchase, process, and broker recycled materials to be manufactured into new products in America support 534,506 well-paying jobs in the United States and generate $117 billion annually in economic activity.

According to the Dunham study, U.S. scrap processors and brokers directly employ more than 155,000 people and indirectly support more than 375,000 other jobs. These workers earn $34.3 billion in wages and benefits, while the industry pays $13.2 billion in direct federal, state, and local taxes, excluding state, and local sales taxes.

*The Dunham Study is a snapshot of the industry as of April 2017.*



# Environmental Benefits

In addition to generating significant economic benefits, the scrap recycling industry is a pivotal player in environmental protection, resource conservation, and sustainable development. The industry recycled approximately 130 million metric tons of materials in 2017, transforming outdated or obsolete scrap into useful raw materials needed to produce a range of new products. In so doing, scrap recycling:

- Reduces the need to mine for new ore, cut down more trees, and otherwise deplete our natural resources;
- Produces significant energy savings as compared to using virgin materials, thereby reducing greenhouse gas emissions; and
- Reduces the amount of material being sent to landfills, saving the land for better uses.

While market forces provide the incentives to recycle and consume scrap material, scrap recycling offers real sustainable solutions for balancing economic growth and environmental stewardship. Not only does recycling conserve our limited natural resources, it

also reduces greenhouse gas emissions by significantly saving the amount of energy needed to manufacture the products that we buy, build, and use every day. The energy saved by recycling may then be used for other purposes, such as heating our homes and powering our automobiles.



**DID YOU KNOW?**

**Energy Saved Using Recycled Materials is Up To**
95% for aluminum    60% for paper
88% for plastic    60% for steel
75% for copper    34% for glass

## Energy Savings

Recycling saves impressive amounts of energy which, in turn, reduces greenhouse gas emissions. According to figures from the U.S. EPA's Greenhouse Gas Equivalencies Calculator, the nearly 130 million metric tons of commodities recycled in the U.S. last year saved the $CO_2$ equivalent of 410 million tons of greenhouse gas emissions, equal to the energy use of more than 43 million homes for one year.

| | Reduces Greenhouse Gas Emissions by ($CO_2$ equivalent) | Which is the Energy Equivalent to? |
|---|---|---|
| 1 Car | 8,811 lbs. | 450 gallons of gasoline |
| 1 Refrigerator | 566 lbs. | 29 gallons of gasoline |
| 1 Computer & CRT Monitor | 404 lbs. | 21 gallons of gasoline |
| 1 Washing Machine | 397 lbs. | 20 gallons of gasoline |
| 4 Tires | 323 lbs. | 17 gallons of gasoline |
| 1 Television | 81 lbs. | 4 gallons of gasoline |
| 10 lbs. of Corrugated Cardboard | 40 lbs. | 2 gallons of gasoline |
| 1 Ton of Plastic Bottles | 3,380 lbs. | 173 gallons of gasoline |

## Scrap Exports and the U.S. Trade Balance

The scrap market has become increasingly global in recent decades. Worldwide, more than 800 million metric tons of scrap commodities are consumed each year. This globalized scrap market is a function of enhanced transportation and technological systems, rising world population with increased urbanization, and greater awareness of the benefits of using scrap commodities in light of the Earth's limited natural resources.

Rising global demand for scrap is good for the environment and, for the U.S. It provides a useful outlet for excess scrap supply. U.S. export sales of scrap also significantly benefit the U.S. trade balance. According to figures from the U.S. Census Bureau and U.S. International Trade Commission, the United States exported nearly 38 million metric tons of scrap commodities valued at $17.9 billion in 2017. Recovered paper and ferrous scrap exports typically represent the bulk of U.S. scrap exports by volume, accounting for more than 32 million metric tons combined last year, while nonferrous and precious metal scrap have some of the highest per-unit scrap values.

Major export destinations for U.S. scrap last year included China ($5.6 billion), Canada ($2.1 billion), Mexico ($1.1 billion), Turkey ($1 billion), India ($923 million), Germany ($910 million), and South Korea ($778 million).

Did you know that since 2000, net exports of U.S. scrap have made a positive contribution to the U.S. balance of trade amounting to more than $235 billion?



## Cumulative Impact of U.S. Scrap Exports on the U.S. Trade Balance since 2000 *($ billions)*



Scrap commodities are a special category of raw material commodities because their sources are often times as important as their composition. This added value makes scrap a hybrid of pure raw material and manufactured good. Like a bushel of corn or a bale of cotton, scrap materials are commodities that have a value based on how they may be consumed and what buyers are willing to pay to consume them. Commodities are traded to areas with the technology to consume them. For example, Turkey is a market economy that has the technology and capacity to produce many steel products but does not have sufficient domestic ore or scrap to meet its steelmaking needs. So market participants in Turkey will trade with U.S. scrap yards for the scrap they need to make new steel products. Rather than thinking of a single long chain, the supply chains in the global marketplace weave and interlock together much like the loops of a knitted sweater. The various commodities are like different colors and types of yarn woven together to represent the industry marketplace.



## Iron and Steel

Iron and steel scrap, also referred to as ferrous scrap, comes from many consumer and industrial products such as automobiles, steel structures, household appliances, railroad tracks, ships, farm equipment, and other sources. The largest single source of obsolete ferrous scrap in the United States is used vehicle scrappage, which is closely related to new



car sales. According to figures from the U.S. Bureau of Economic Analysis, light vehicle sales totaled 17.1 million units in 2017.

In addition to obsolete scrap, prompt scrap, which is generated from the manufacturing process, accounts for approximately half of the ferrous scrap supply. Today, ferrous scrap is the most recycled material in the United States and worldwide. In the United States alone, the U.S. Geological Survey estimates that 66 million metric tons of iron and steel scrap were processed in 2017.

## How Is Ferrous Scrap Prepared?

While a small proportion of unprepared obsolete ferrous scrap can be directly used by consumers, the vast majority of purchased iron and steel scrap requires processing by the scrap recycling industry in order to be made into new goods. Scrapyards use a variety of processes including sorting, shearing, shredding, torching, and baling to prepare ferrous scrap according to commodity-grade specifications.

The process of shredding, which was developed in the late 1950s, allows for whole cars, appliances, home fixtures, and other end-of-life products to be quickly shredded into fist-size pieces of metal, greatly increasing scrap processors' ability to handle large items and to separate nonferrous material. In 2017, *Scrap* magazine reported that more than 350 shredders are installed in North America.

In addition to shredded, ferrous scrap can be grouped by prime scrap (including busheling, bundles, and clips), cut grades such and heavy melting steel, and foundry and miscellaneous grades such as machinery cast.

## Ferrous Specifications

In the 1920s, the U.S. Department of Commerce worked with the Institute of Scrap Iron and Steel and other industry groups to create specifications for ferrous scrap. These specifications helped facilitate ferrous scrap trading to ensure that buyers got what they asked for and sellers could more easily describe the sort of scrap they were trying to sell. Ferrous scrap specifications were codified with a three digit number system. For example, 211 refers to a specific sort of steel, Shredded Steel of an approximate density in this case, that generally comes from discarded automobiles processed through a shredder and magnetically separated from the nonferrous metals.



## Stages of Ferrous Scrap Processing



## U.S. Ferrous Scrap Purchases, Consumption, and Imports *
### 2013 - 2017 *(millions of MT)*



Sources: U.S. Geological Survey, U.S. Census Bureau, ISRI estimates
* Data excludes stainless steel and alloy steel scrap



### START
Old and broken cars that can no longer be driven, but can be recycled.

The recycled steel is used in the construction of items such as buildings, bridges, and new cars.

Shredded scrap is sold to a steel mill & melted to make new steel.

**Ferrous Metal**

Those old cars are sold as scrap metal to a recycler.

Scrap metal is sorted by type of metal.

Cars are inspected & potentially hazardous materials are removed.

Cars are fed into a shredder to produce fist sized pieces of scrap metal.

## Old Cars Can Become A New Bridge

**The steel in cars can be recycled and used to build other things, like bridges.**
**Did you know:**

- Recycling one car saves more than 2,500 lbs. of iron ore, 1,400 lbs. of coal, and 120 lbs. of limestone.

- Steel is the most recycled material in the United States. On average, the U.S. processes enough ferrous scrap daily, by weight, to build 25 Eiffel Towers every day of the year.

- Recycling steel requires 60 percent less energy than producing steel from iron ore.

- By using ferrous scrap rather than virgin materials in the production of iron and steel, carbon dioxide emissions are reduced by 58 percent.

*Sources: JASON Learning, ISRI*

## U.S. Ferrous Scrap Exports

Thanks to our large industrial base and existing supply of obsolete scrap, the United States is the world's leading ferrous scrap exporting country. Key export markets for ferrous scrap in recent years have included Turkey, Mexico, Taiwan, India, South Korea, China, and Canada. In 2017, the U.S. exported 13.8 million metric tons of ferrous scrap (excluding stainless and alloy steel scrap) valued at $4.1 billion to 75 countries worldwide. A new wave of infrastructure developments around the world and the volatility of global trade has led to shifts in trade patterns and stockpiling in industrialized and major developing economies. As world markets recognize their need for steel, U.S. ferrous scrap export volumes have rebounded in 2017.

## U.S. Ferrous Scrap Exports by Major Destination
### 2013-2017 *(in metric tons)*



Sources: U.S. Census Bureau, U.S. International Trade Commission

# Nonferrous Metal

Nonferrous metals, such as aluminum, copper, lead, nickel, tin, and zinc, do not degrade or lose their chemical properties in the recycling process. As a result, nonferrous metals have the capacity to be recycled an infinite number of times.



Making up less than 10 percent of the total quantity of recycled material in the United States last year, ISRI estimates that nonferrous metal scrap — including highly valued precious metal scrap — accounted for more than half of the total value of U.S. scrap recycling industry earnings in 2017. More than 8.5 million metric tons of nonferrous scrap valued at approximately $30 billion was processed in the United States last year from a wide array of consumer, commercial, and industrial sources: everything from copper and precious metal circuitry in electronic devices, to soft-drink containers, automobile batteries and radiators, aluminum siding, airplane parts, and more.

Nonferrous scrap is then consumed by secondary smelters, refiners, ingot makers, foundries, and other industrial consumers in the United States and more than 70 countries worldwide. These consumers rely on nonferrous scrap as a competitive, environmentally-friendly and energy-efficient input to make brand new products, continuing the nonferrous metal life cycle. The Bureau of International Recycling (BIR) estimates that almost 40 percent of the world's demand for copper is met using recycled material, while more than 80 percent of the zinc available for recycling is eventually recycled.



## Stages of Nonferrous Scrap Processing



NONFERROUS SCRAP → Sorting → Media Separation → Shearing → Baling → Melting

### Nonferrous Specifications

If you talk to anyone in the world who processes metals for a living and mention the word Zorba, Honey, Radio, or Saves, you're talking about nonferrous metals like aluminum, copper, lead, and zinc. You're also talking about combinations, shapes, sources, and chemical compositions to some degree. In 1914, the National Association of Waste Material Dealers began categorizing the different kinds of scrap metals that recyclers were processing to be used by manufacturers. Many of these transactions were made via teletype messages (like SMS text messages of today) and were charged by the letter. In order to keep the costs down, NAWMD used four-or five-letter code names for various types of nonferrous scrap. Berry, for example, means high quality (No. 1) copper wire that is free of virtually any other metals. Twitch refers to aluminum collected from shredding automobiles that went through a specific process of media separation to ensure a certain level of purity.

## Aluminum

Aluminum holds the distinction of being both the youngest and the most widely used among all the base nonferrous metals in the United States. Aluminum is a lightweight, ductile, malleable, and corrosion-resistant metal that makes it a popular choice with manufacturers. As with other nonferrous metals, aluminum is also inherently recyclable and recycled aluminum is highly valued as a raw material input for new aluminum production. In 2017, USGS figures show aluminum metal recovered from purchased new and old scrap in the United States totaled about 3.7 million metric tons.

Aluminum can be recycled from a wide range of obsolete products including used beverage containers, aluminum siding, old radiators, used wire and cable, automobile and truck wheels, as well as end-of-life vehicles and airplanes. ISRI estimates that aluminum recovered scrap represented more than 55 percent of total U.S. apparent aluminum consumption.

## The U.S. Aluminum Industry

|  | Aluminum Recovered from Scrap (mt) | Total Aluminum Consumption (mt) | U.S. Aluminum Scrap Exports* (mt) |
|---|---|---|---|
| 2017 | 3,700,000 | 6,580,000 | 1,568,000 |
| 2016 | 3,540,000 | 6,893,000 | 1,354,000 |
| 2015 | 3,460,000 | 6,719,000 | 1,550,000 |
| 2014 | 3,640,000 | 6,230,000 | 1,716,000 |
| 2013 | 3,480,000 | 6,196,000 | 1,867,000 |

*Includes UBC's and Remelt Secondary Ingot. Sources: USGS, Census Bureau, ISRI Estimates*



## U.S. Aluminum Scrap Consumption

Of the 3.7 million tons of aluminum recovered from purchased scrap in the United States last year, USGS estimates that about 57 percent came from new (manufacturing) scrap and 43 percent from old scrap (discarded aluminum products). The aluminum recovered from old scrap, such as aluminum cans and other obsolete products was equivalent to about 27 percent of total U.S. apparent consumption of aluminum, according to the USGS figures.



## U.S. Aluminum Industry Scrap Consumption by Consumer Type, 2017 *(thousand mt, metallic content)*



Foundries
93

Other
4

Independent Mill
Fabricators
1,880

Secondary
Smelters
1,660

# From One Can to Another

**In this process, empty soda pop cans are recycled to make new cans.**

**Did you know:**

- A used aluminum can is recycled and back on the grocery shelf in as little as 60 days.

- If all aluminum scrap processed in the United States were used solely to produce soda cans, the lined-up cans would stretch 25 million miles – the distance from Earth to Venus.

- Each year, United States domestically-recycled aluminum cans save the energy equivalent of 26 million barrels of gasoline – America's entire gas supply for three days.

- Of an estimated total 700 million tons of aluminum produced in the world since commercial manufacturing began in the 1880s, about 75 percent is still in productive use as secondary raw material.

Sources: JASON Learning, ISRI



Your favorite beverage arrives in a new can made from this process.

**START** Empty cans are collected and sold to a recycler.

The recycler presses hundreds of cans together to make bales, weighing about 1000 pounds.

Your new can completes the recycling journey.

**Aluminum**

The bales are melted to make large sheets of flat aluminum.

The can factory makes new cans from the recycled aluminum.

The flat sheets of aluminum are sent to a can factory.

## Aluminum Scrap Exports

Given the tremendous energy savings associated with using aluminum scrap – which can reach up to 95 percent compared with primary metal, global demand for aluminum scrap has rising sharply over the last decade.

China has been a key driver of global demand for aluminum scrap and remains the largest overseas buyer of aluminum scrap. Excluding Hong Kong (which is still treated as a separate export destination in official U.S. trade data), the United States exported more than 830,624 metric tons of aluminum scrap to China in 2017, accounting for 55 percent of total U.S. aluminum scrap exports.

## U.S. Aluminum Scrap Exports to China & Hong Kong v. Rest of World, 2007 & 2017 *(in thousands of metric tons)*



Sources: U.S. Census Bureau, U.S. International Trade Administration

# Copper

Copper was one of the first metals used by humanity, with archaeological evidence indicating its use more than 10,000 years ago. Today, copper remains a vital commodity used in construction, electrical equipment, transportation, consumer goods, and other products.



Copper scrap is used at smelters and refineries to produce refined copper and is used at the semi-fabrication stage to produce copper rods, bars, wire, and other semi-fabricated shapes, which are transformed into power cables, plumbing tubes, and other end-use products.

According to the U.S. Geological Survey, in 2017 old scrap provided 145,000 metric tons of copper and purchased new scrap – derived from fabricating operations – contributed 715,000

metric tons of contained copper. Major consumers of copper and copper alloy scrap in the United States last year included brass mills (80 percent), smelter, refineries, and ingot makers (15 percent), and chemical plants and miscellaneous manufacturers (5 percent).

## The U.S. Copper Industry

|  | Copper Recovered from Scrap (mt) | Total Copper Usage (mt) | Copper Scrap Exports (mt) |
|---|---|---|---|
| 2017 | 860,000 | 2,565,000 | 1,002,000 |
| 2016 | 810,000 | 2,440,000 | 943,000 |
| 2015 | 830,000 | 2,450,000 | 955,000 |
| 2014 | 820,000 | 2,380,000 | 1,044,000 |
| 2013 | 810,000 | 2,410,000 | 1,155,000 |

Sources: USGS, Census Bureau, ISRI Estimates

In 2017, ISRI estimates that copper scrap usage in the United States represented 34 percent of total U.S. apparent consumption of refined copper. Globally, the International Copper Study Group has estimated world copper recycling input rates of between 33-35 percent in recent years, while the overall recycling efficiency rate (the efficiency with which old and new scrap are collected and recycled) has regularly exceeded 60 percent.



## Copper and Copper Alloys

There are literally hundreds of different types of copper and copper alloys that use tin, lead, zinc, and other metals to form metal alloys. These metals can be subdivided into several main categories including:

- Coppers
- High-copper alloys
- Brasses
- Bronzes

- Copper nickels
- Copper-nickel-zinc alloys
- Leaded coppers
- Special alloys

Scrap processors have become experts at identifying different types of copper and copper alloy products in order to better ascertain their worth. ISRI specifications with names like Berry, Birch/Cliff, Druid, Honey, Ocean, and Pales cover a wide range of red metal products such as bare and insulated wire, light copper, refinery brass, red brass, yellow brass, brass ammunition, clippings, radiators, tubes, and more. As new products and alloys enter the recycling stream, ISRI specifications are continually being updated to reflect today's marketplace. Some countries, such as India, utilize ISRI specifications in their import/export customs laws.

## Copper Scrap Exports

In 2017, the United States exported 724,000 metric tons of copper and copper alloy scrap to mainland China and Hong Kong valued at $1.8 billion. China and Hong Kong accounted for 72 percent of all U.S. copper scrap exports by volume last year. Other important overseas markets for U.S. copper scrap export sales in 2017 included Canada ($284 million, up 48% from 2016), Germany ($143 million up 18% from 2016), South Korea ($130 million, up 19% from 2016), India ($72 million, up 9% from 2016), Japan ($90 million, up 38% from 2016), and Belgium ($57 million, stayed the same).



## U.S. Copper Scrap Exports to China & Hong Kong vs. Rest of World 2007 - 2017 *(metric tons)*



Sources: U.S. Census Bureau, U.S. International Trade Commission

## Nickel and Stainless Steel

For chemists, designers, and engineers, nickel is a transition element that exhibits a mixture of nonferrous and ferrous metal



properties. Among manufacturers who deal with this metal, it's much less common for nickel to be examined on its own than as an element of

corrosion-resistant alloys such as austenitic stainless steel. There are plenty of reasons why this difference in thinking occurs. Types of 18-8 stainless steel (named for their 18 percent chromium and 8 percent nickel content) account for large quantities of nickel consumption and also serve as an important scrap source for nickel. USGS figures show that 48 percent of the primary nickel consumed in the United States in 2017 went into stainless and alloy steel production, followed by nonferrous alloys and superalloys (40 percent), electroplating (8 percent), and other uses (4 percent).

Nickel, hi-temp, and stainless steel scrap come in a variety of forms such as wrought solids, clips, and turnings that are covered under ISRI specs from Aroma to Zurik. According to USGS, 90,000 tons of nickel were recovered from purchased scrap in 2017, while 1.33 million metric tons of home and purchased stainless steel scrap were consumed in the United States last year.

## The U.S. Nickel Industry

|  | Nickel Recovered from Scrap (mt) | Total Nickel Usage (mt) | Stainless Steel Scrap Exports (mt) |
|---|---|---|---|
| 2017 | 90,000 | 231,000 | 488,000 |
| 2016 | 90,000 | 210,000 | 654,000 |
| 2015 | 101,900 | 210,000 | 514,000 |
| 2014 | 102,000 | 238,000 | 548,000 |
| 2013 | 88,800 | 199,000 | 643,000 |

Sources: USGS, Census Bureau, ISRI Estimates

Global Stainless Steel Production

## Stainless and Heat Resisting Steel Meltshop Production *(Ingot/Slab Equivalent)*
## Year 2017 *(in thousands of metric tons)*

| | Qrt 1 | Qrt 2 | Qrt 3 | Qrt 4 | 2017 |
|---|---|---|---|---|---|
| Europe | 1,980 | 1,902 | 1,665 | 1,830 | 7,377 |
| USA | 721 | 699 | 680 | 654 | 2,754 |
| China | 6,125 | 5,920 | 7,076 | 6,652 | 25,774 |
| Asia (w/o China and S. Korea) | 1,992 | 1,958 | 1,975 | 2,105 | 8,030 |
| Others | 845 | 857 | 1,140 | 1,304 | 4,146 |
| World | 11,664 | 11,335 | 12,536 | 12,545 | 48,081 |

*Provided by: International Stainless Steel Forum, Brussels*

## Lead and Zinc

Lead and zinc are the two most widely used nonferrous metals after aluminum and copper. Lead has been used for centuries as a building material and to produce ceramic glazes, leaded glass and crystal, paints, and other protective coatings. Lead's importance as an industrial metal in the modern ages solidified due to the development of storage battery technology in the mid-19th century. The recycling of automotive-type batteries spawned a viable secondary lead smelting industry in the United States. In 2017, the U.S. Geological Survey reports that lead acid batteries again accounted for about 85 percent of domestic lead use.

Other uses of lead include rolled and extruded products, shot and ammunition, alloys, pigments and compounds, and cable sheathing. USGS figures show that about 1 million metric tons of secondary lead was produced in the United States in 2017 – an amount equivalent to 60 percent of apparent domestic lead consumption, of which nearly all was recovered from postconsumer scrap.

## The U.S. Lead Industry



| | Lead Recovered from Scrap (mt) | Total Lead Usage (mt) | Lead Scrap Exports (mt) |
|---|---|---|---|
| 2017 | 1,000,000 | 1,680,000 | 56,000 |
| 2016 | 1,070,000 | 1,540,000 | 45,000 |
| 2015 | 1,120,000 | 1,540,000 | 47,000 |
| 2014 | 1,130,000 | 1,560,000 | 36,000 |
| 2013 | 1,150,000 | 1,710,000 | 34,000 |

Sources: USGS, Census Bureau, ISRI Estimates

Zinc is mostly used as a mineral additive to protect from corrosion (galvanizing) and create useful metal alloys such as brass and bronze. Its low melting point makes it useful as a die-casting alloy and for rolling applications where more durable dies would be too expensive. Zinc is also consumed by compounding it with rubber, chemical salts, paint, and agricultural products. In the United States, USGS figures show that about 25 percent (or 33,000 metric tons) of the refined zinc produced in the United States was recovered from secondary materials.

Zinc scrap can come from a range of sources including old and new diecast zinc, new zinc clippings, drosses from galvanizing, skimmings, and ashes. Steelmaking dusts and zinc-coated steel scrap also remain rich sources of recoverable zinc. Prices for scrap zinc, such as galvanizing drosses, were frequently quoted as a percentage of the LME price. Other scrap items – such as die cast – are frequently quoted in cents per pound.

## The U.S. Zinc Industry

|  | Zinc Recovered from Scrap (mt) | Total Zinc Usage (mt) | Zinc Scrap Exports (mt) |
|---|---|---|---|
| 2017 | 67,000 | 870,000 | 34,000 |
| 2016 | 65,000 | 780,000 | 30,000 |
| 2015 | 120,000 | 960,000 | 55,000 |
| 2014 | 166,000 | 965,000 | 71,000 |
| 2013 | 238,000 | 935,000 | 88,000 |

Sources: USGS, Census Bureau, ISRI Estimates



## Precious Metals

Precious metals such as gold, silver, and platinum have long been valued as stores of wealth and for use in producing coinage,



jewelry, and decorative arts. Today, precious metals are used in a wide range of applications including electronic and communications

equipment, spacecraft, and jet aircraft engines, and can be found in everything from cell phones to catalytic converters.

Given the relative scarcity and high per-unit values of precious metals, they continue to be recycled at a high rate of recovery. The U.S. Geological Survey estimates that 120 tons of new and old gold scrap and 1,150 tons of silver scrap were recycled in the United States in 2017.

In addition, Census Bureau data indicate that more than 15,400 metric tons of precious metal scrap were exported from the United States in 2016 valued at nearly $3.6 billion.

### U.S. Secondary Production of Silver & Gold 2013 - 2017 *(metric tons)*



Source: U.S. Geological Survey

## Average Annual PGM Prices *($/Troy Ounce)*

| Metal | 2013 | 2014 | 2015 | 2016 | 2017 |
|---|---|---|---|---|---|
| Platinum | $1,490 | $1,388 | $1,056 | $990 | $960 |
| Plalladium | $730 | $810 | $695 | $617 | $860 |
| Rhodium | $1,069 | $1,174 | $955 | $697 | $1,050 |
| Ruthenium | $76 | $65 | $48 | $42 | $61 |
| Iridium | $826 | $556 | $544 | $587 | $907 |

*Source: U.S. Geological Survey*

## Recovered Paper and Fiber

Recovered fiber, also known as recovered paper and board, is one of the most widely recycled materials in the world. Since 1990, Americans have recycled more than 1.1 billion tons of recovered fiber and the recovery rate for paper and paperboard in the United States increased by more



than 30 percent points to reach 65.8 percent in 2017.

The paper recycling segment of the scrap recycling industry collects, sorts, and processes the recovered fiber into specification grade products that were valued at more than $8.1 billion in 2017. These products are sold and transported to paper mills in the United States and worldwide for production into new packaging, office paper, tissue, newsprint, and a multitude of other paper products.

In the United States, more than three-quarters of paper mills rely on recovered fiber to make some or all of their products due in part to recovered paper's significant cost and energy savings. In addition, the paper and fiber recovered in the United States helps to meet growing overseas demand: recovered paper valued at more than $3.2 billion was exported to more than 85 different countries in 2017, generating tremendous environmental benefits and energy savings while significantly helping the U.S. balance of trade.

## The U.S. Recovered Paper and Fiber Industry

|  | New Supply (short tons) | Recovered (short tons) | Recovery Rate |
|---|---|---|---|
| 2017 | 77,269,000 | 50,822,000 | 65.8% |
| 2016 | 77,729,000 | 52,196,000 | 67.2% |
| 2015 | 77,895,000 | 52,040,000 | 66.8% |
| 2014 | 78,504,000 | 51,171,000 | 65.2% |
| 2013 | 78,761,000 | 50,128,000 | 63.6% |

Source: American Forest and Paper Association

## Paper Grades

Recovered paper can be grouped into several main categories including:

**OCC:** An acronym for old corrugated containers, OCC contains a rippled middle layer that is sandwiched between two layers of linerboard. Mills use old corrugated containers to make new recycled-content shipping boxes, as well as recycled paperboard for product packaging.

**News Grades:** We don't see newspapers on every doorstep these days. However, paper recyclers get this quality of paper in different ways and it still has quite a useful place in the papermaking industry. Mills primarily use news grades to make new newsprint and in recycled paperboard and tissue, among other grades.

**Mixed Paper:** Mixed paper is a broad category that often includes items such as discarded mail, telephone books, paperboard, magazines, and catalogs.

**High-Grade De-inked Paper:** This grade is made of high grade paper such as letterhead, copier paper, envelopes, and printer and converted scrap that has gone through the printing process. It must first be de-inked before it can be reprocessed into high-grade paper products such as printing and writing papers or tissue.

**Pulp Substitutes:** Also high-grade papers, pulp substitutes are often shavings and clippings from converting operations at paper mills and print shops. Mills can use pulp substitutes in place of virgin materials to make high-grade paper products.



## Stages of Recovered Paper and Fiber Processing



## Paper Specifications

ISRI's *Scrap Specifications Circular* is used globally as a means of promoting consistency & quality in the trade of scrap – including recovered paper – within the United States and around the world. The terminology and standards contained within the ISRI Specs provide a common language for the global recycling community that allows everyone – regardless of their spoken language or geographical distance from their trading partner - to immediately understand the specific material being shipped, including allowable tolerances for contaminants or prohibitives.

Paper and fiber products are deceptively complicated and depend on rather specific mixtures. These products are also valued for properties such as being lightweight, absorptive, and flexible. The paper specifications that are important information for paper mills when formulating different kinds of paper. Paper specifications are generally referred to by a number such as Sorted Residential Papers & News (56), Hard White Envelope Cuttings (31), or Sorted Office Paper (37). These specifications help processors communicate to paper mill consumers about where the paper was collected from, the fiber content and composition, as well as the potential levels of other material contaminants.

## U.S. Recovered Paper Exports

In addition to being consumed by domestic paper mills, the paper and fiber recovered in the United States helps to meet growing export demand as well. In 2017, the United States exported more than 18.3 million tons of recovered paper and fiber valued at more than $3.2 billion. By grade, corrugated exports accounted for 50 percent of all U.S. recovered paper and fiber exports last year, followed by mixed paper exports. China is the largest export market for U.S. recovered paper, with recovered paper export sales to mainland China alone valued at $1.7 billion in 2017.

## U.S. Paper Stock Exports *(short tons)*

| | Jan-Dec 2017 |
|---|---|
| Corrugated | 9,902,914 |
| High Grade De-Inking | 996,747 |
| Mixed | 3,909,449 |
| Printed News | 1,939,987 |
| Pulp Substitutes | 833,386 |
| Other | 2,623,808 |

*Source – U.S. Census Bureau, U.S. International Trade Commission*

## 2017 U.S. Paper Stock Export Volumes by Major Destination *(metric tons)*



*Sources: U.S. Census Bureau, U.S. International Trade Commission*

## Old Newspapers Can Become New Again!

**Newspapers go through a paper recycling process so that trees don't have to be chopped down to make new paper, protecting the environment.**

**Did you know:**

- Since 1990, Americans have recycled more than 1.1 billion tons of recovered paper.

- Nearly 77 percent of all U.S. papermakers use some recovered paper to make everything from newspaper to paper packaging to office paper.

- In 2016, the United States recovered more than 52 million tons of paper; that's 335 lbs. of paper for every person in the country.

- Recycling one ton of paper saves 3.3 cubic yards of landfill space.

*Sources: JASON Learning, ISRI*



**Recovered Paper**

Your new computer arrives packed in a box made from this recycling process.

**START** Today's newspapers can be recycled into tomorrow's cardboard boxes.

A factory uses the cardboard to make boxes for packaging new products.

Old newspapers are bundled, tied and sold to scrap paper recyclers.

The recycler presses the newspaper into huge bales, containing about 1000 newspapers.

The pulp is used to make the new cardboard sheets.

The bales are sent to a paper mill where they are made into paper pulp.

# Plastics

The manufacture and distribution of plastics is everywhere. According to PlasticsEurope, the global production of plastics (and related polymer products such as adhesives and coatings) reached 335 million metric tons in 2016. With the explosive growth in the manufacture of plastics comes the need to ensure that these materials are recycled in an environmentally-responsible manner once they reach the end of their useful lives. In the U.S. alone, ISRI estimates at least 5 million tons of post-industrial and post-consumer plastics were recycled in 2016. In addition, recycling of engineered and industrial plastics present tremendous opportunities that demonstrate plastics recycling today is "Bigger Than the Bin."



From an environmental perspective, recycled plastic can provide enormous benefits over the use of its virgin counterparts. For example, plastic lumber made with scrap plastic bags, and other materials, conserves trees and eliminates the need to use hazardous chemicals to treat wood that will be used outdoors.

According to the U.S. EPA, plastic recycling results in significant energy savings (an estimated 50–75 MBtus/ton of material recycled) compared with production of new plastics using virgin material.

While it is important that consumers recycle the plastic containers that hold food, beverages, and household cleaners as well as other plastics that arise in the home, recycling of engineered and industrial plastics is vital. Engineered and industrial plastics are typically high grade materials used as components in all types of equipment. They may be the sprocket wheel in an electric motor or the imitation wood that adorns your vehicle interior. Engineered and industrial plastics are used as internal and external components of everything from refrigerators to computers, automobiles to boats, and medical equipment to sheet materials used in construction.

Despite the ubiquity of plastics, plastic recycling is still a young

industry because no one really thought about recycling when plastics were first put into use. The technology to cost-effectively sort and recycle plastics has been developed only over the past 25 years. While one can picture so much opportunity for growth in plastics recycling, there are many challenges



that confront this nascent segment of the recycling industry. The wide variety and incompatibility of the various polymer blends is a complicating factor in that plastics may look identical but be made of different, incompatible polymers. However, it is incumbent upon us to educate manufacturers about the merits of using plastics made from scrap and for those same manufacturers to Design for Recycling®, giving due consideration during the design stage to their products end-of-life. These challenges are not insurmountable and plastic recyclers are providing leadership to overcome them.

## U.S. Plastic Bottle Recycling

|  | New Supply (short tons) | Recovered (short tons) | Recovery Rate |
|---|---|---|---|
| 2016 | 1,753 | 6,172 | 28.4% |
| 2015 | 1,797 | 5,971 | 30.1% |
| 2014 | 1,812 | 5,849 | 31.0% |
| 2013 | 1,798 | 5,764 | 31.2% |
| 2012 | 1,718 | 5,586 | 30.8% |
| 2011 | 1,604 | 5,478 | 29.3% |
| 2010 | 1,557 | 5,350 | 29.1% |
| 2009 | 1,444 | 5,149 | 28.0% |
| 2008 | 1,451 | 5,366 | 27.0% |
| 2007 | 1,396 | 5,683 | 24.6% |
| 2006 | 1,272 | 5,424 | 23.5% |
| 2005 | 1,170 | 5,075 | 23.1% |

Source: Association of Plastic Recyclers, NAPCOR

## Stages of Plastic Scrap Processing



## Plastic Scrap Specifications

The plastic scrap market has been one of the fastest-developing scrap commodity markets. Plastic has a broad range of uses with new technological advancements happening on almost a yearly basis. ISRI, in partnership with our corporate and association partners, has been updating its plastic scrap specifications to reflect what is being traded in the plastic scrap marketplace. While chemists and plastic product manufacturers may be more concerned with the polymer composition, many incompatible plastic polymers can be used to create similar products. Is the takeout container you just received made from polyethylene, polystyrene, polypropylene, or polyethylene terephthalate? Is the plastic rigid or a flexible film? Was it extruded or thermoformed? Specifications about these various sources and categories help improve the process of recycling plastics that are being consumed everywhere.

## Plastic Scrap Exports

Global demand for plastic scrap is impacted by the relative prices of primary resins and plastic scrap, which in turn are influenced by the volatility in natural gas and crude oil markets, among other factors. By volume, plastic scrap has become one of the most important globally-traded scrap commodities. According to figures from the United Nations Comtrade Database, more than 11.7 million tons of plastic scrap valued at nearly $5.2 billion were exported by all reporting countries in 2016. Of that total, the United States exported 1.9 million metric tons of plastic scrap, generating $730 million in export sales. Last year, the United States shipped plastic scrap to more than 80 countries around the world. China and Hong Kong together accounted for more than $320 million, or 49 percent of the total. This was a significant shift from 2016 when China and Hong Kong imported nearly $500 million of U.S. plastic scrap and were the destination of 68 percent of it. Other major export destinations for U.S. plastic scrap last year included Canada ($67 million), India ($58 million), Vietnam ($49 million), and Malaysia ($31 million). This sudden drop in the export sales of plastic scrap was due to the imposition of a trade ban on recyclable plastics by China, the world's largest consumer of plastic scrap recyclables.

## U.S. Plastic Scrap Exports by Major Destination in 2017

| | Trade Value ($) | Volume (metric tons) |
|---|---|---|
| China | $190,710,623 | 557,820 |
| Hong Kong | $130,662,220 | 372,904 |
| Canada | $67,454,563 | 135,795 |
| India | $58,336,236 | 123,116 |
| Vietnam | $49,389,260 | 137,042 |
| Malaysia | $31,472,356 | 121,125 |
| Mexico | $23,390,685 | 46,375 |
| Thailand | $10,772,518 | 32,862 |
| Taiwan | $9,299,167 | 33,976 |
| Indonesia | $8,307,152 | 29,175 |
| Colombia | $6,322,703 | 3,126 |
| Australia | $5,647,017 | 2,036 |
| El Salvador | $5,123,587 | 5,570 |
| Belgium | $4,268,691 | 1,254 |
| Spain | $4,178,527 | 8,594 |
| Rest of the World | $28,098,830 | 56,966 |

Sources: U.S. Census Bureau, U.S. International Trade Commission

## Household Plastic Can Be Recycled Over and Over Again in Manufacturing

Since 1950, the global production rate of plastic has grown steadily, and all signs point to continued growth. Because of this, there is a need to ensure that plastics are recycled when they reach the end of their useful lives so that we can protect our natural resources. While we are all familiar with the recycling of food, beverage, and other common plastic household containers, plastic recycling goes far beyond that. Engineered and industrial plastics are found in all types of products, from cars to refrigerators, and these plastics are being recycled every day as well.

*Sources: JASON Learning, ISRI*



Plastics

**START** Your family separates your household plastic and puts it in the bin.

Manufacturers also collect trimmings and other leftover plastic used making new products.

The plastic is shredded into small pieces and is ready to be melted down.

The plastic is washed to remove contaminants such as labels and dirt.

The plastic is sorted by color using optical technology combined with air jets.

The plastic is then melted down and turned into small pellets ready for re-use.

These pellets are sold to manufacturers to be molded and shaped into new plastic products.

# Electronics

The U.S. electronics recycling industry has shown tremendous growth over the past decade. This maturing segment of the scrap recycling industry provides a boost of approximately $20.6 billion, including exports of $1.45 billion, to the U.S. economy (up from less than $1 billion in 2002) and employs more than 45,000 full time employees (up from 6,000 in 2002).

A study published by the U.S. International Trade Commission in 2013 found that the U.S. electronics recycling industry processed more than 4.4 million tons of used and end-of-life electronics equipment annually, not including white goods. Of the used electronic products collected, the



study found that 83 percent are reused and recycled domestically — including scrap steel, aluminum, copper, lead, circuit boards, plastics, and glass. ISRI estimates that the volume of electronics recycled in the United States now exceeds 5 million tons per year.

Sophisticated technology has helped electronics recyclers become highly efficient at recycling material into valuable, specification-grade commodities which re-enter the manufacturing stream as the basis for new products. For example - one metric ton of electronic scrap from personal computers contains more gold than that recovered from 17 tons of gold ore.

Electronics recyclers repair, refurbish, and resell functioning electronics equipment as used products into domestic and international markets. Companies also provide a number of logistical services, like collection, storage, and transportation as well as scrubbing hard drives of sensitive personal and commercial data.

The industry is driven by equipment collected from businesses and commercial interests, comprising up to 75 percent of the market on a volume basis. The electronics recycling industry is poised to meet the anticipated increased demand for more used products and specification grade commodities.

## Flow of Used Electronic Products (UEPs)

In February 2013, the U.S. International Trade Commission (USITC) released its study on Used Electronic Products: An Examination of U.S. Exports, the most comprehensive report on the collection and export of UEPs that found more than 80 percent of the UEPs collected in the United States were recycled, reused, or refurbished domestically while only 17 percent of UEPs were being sent for export. A subsequent report released by the Massachusetts Institute of Technology (MIT) Materials Systems Laboratory and

the U.S. National Center for Electronics Recycling (NCER) in 2013 indicates that more than 90 percent of used electronics collected for recycling within the United States remain in the United States for processing and are not exported. Taken together, the USITC and MIT/NCER studies provide irrefutable evidence that used electronics products are being reused and recycled in America, not "dumped" into developing countries as proponents of export controls have argued for years.



Sources: U.S. International Trade Commission, ISRI

## Your Old Computer Can Become New Again

The U.S. electronics recycling industry annually processes more than 5 million tons of used and end-of-life electronics equipment – cell phones, TVs, computers, copiers, fax machines, music players, copiers, and even iPads! More than 70 percent of the electronics collected and recycled here in the United States can be sorted and used as ingredients in the manufacture of new products. Shredding or otherwise processing the electronics makes available the valuable materials contained within them – including steel, copper, aluminum, plastic, and glass. The rest are refurbished and resold as functioning electronic equipment both here in the United States and internationally.

*Sources: JASON Learning, ISRI*



Factories use these valuable ingredients to make a variety of new products, preserving our natural resources in the process.

**START**
Your old computer can become new again.

Steel, copper, aluminum, plastic, glass, and even gold and silver can all be found in electronics and recovered for recycling.

Families, businesses, and schools recycle their used electronics.

**Electronics**

All data sources are wiped clean and sanitized.

If not, reusable parts are recovered for resale and the rest is processed so valuable materials can be safely and responsibly extracted.

The recycler inspects the equipment to see if it can be repaired. If it can, it is refurbished and re-sold to someone who needs it.

# Tires and Rubber

In 2016, 110 million tires were processed by the U.S. recycling industry. In the past, scrap tires — generated when an old, worn tire is replaced with a new tire — were often dumped illegally in lakes, abandoned lots, along the side of the road and in sensitive habitats. Today, scrap tires are playing a much different role as an important part of the manufacturing process. The tire and rubber recycling industry supports more than 8,500 jobs and had a total output estimated at $1.8 billion according to John Dunham & Associates. Scrap tire rubber is used in the manufacture of new tires, playground surfaces, equestrian mats, and rubberized asphalt among other products. Other cutting-edge manufacturers are combining scrap tires with materials such as scrap plastic to produce flower pots, roofing tiles, and auto parts.

A tire is a highly engineered, composite product that is virtually indestructible under a variety of conditions. This makes tires difficult to recycle but recyclers have invested millions of dollars in technologies and equipment to recycle tires. Scrap tires now play an important role in strengthening our economy and protecting our environment.

At tire recycling facilities, the main piece of equipment is the tire shredder, which uses powerful, interlocking knives to chop tires into smaller pieces.

Shredding a tire at room temperature using such knives is called **ambient shredding**. Tires can also be shredded through a cryogenic process that uses liquid nitrogen to freeze them at a sub-zero temperature. Such temperatures cause the physical properties of the tires to change dramatically and become very brittle.



The tire is placed in an enclosure in which powerful hammers smash the tire apart.

**Cryogenic grinding** is used to make fine crumb rubber powders that are then used in products such as synthetic turf. The non-rubber portions of the tire also are recycled. For example, the steel beads that give the tire its shape and structure are recovered by recyclers and processed into specification grade product used by steel mills for the production of new steel. Scrap tire rubber is a highly sought material.

In 2016, 1.2 billion pounds of crumb rubber, including 92 million used tires, were used in the creation of new products ranging from sidewalks to horse tracks. Tire recycling is an economically-sound, environmentally-friendly activity that can contribute to the reduction of a product's overall carbon footprint. In fact, the use of recycled rubber in molded products provides a substantial carbon footprint advantage over the use of virgin plastic resins, having between four and 20 times lower carbon footprint.

The future for tire recycling is strong. Applications for scrap tire rubber — such as rubberized asphalt — have become recognized for their preferable properties and is gaining in prominence and widespread use. Many states already use rubberized asphalt when they design, reconstruct or repair their roadways and it is used for several simple and straightforward reasons: it can cost less, provide safety benefits and last longer than conventional asphalt.

For more information on recycled tires and rubber, visit RecycledRubberFacts.org.





Tires

START
Old worn out tires when recycled can be made into a multitude of new products, including asphalt to pave highways.

Manufacturers turn the tire rubber into road insulation, crash barriers, and rubberized asphalt that is used to make highways safer and quieter.

The ground rubber is sold to manufacturers.

When a tire is no longer safe for the road it is taken to a tire recycling facility.

Through shredding and grinding, scrap tires are ground into palm-sized pieces and the steel is removed.

Refurbished tires are resold to consumers.

There, a recycler determines if it will be refurbished or scrapped.

## Your Old Tires Can Help Build the Newest Highways

Each year, Americans generate approximately 300 million scrap tires. In the past, scrap tires — generated when an old, worn tire is replaced with a new tire — were often dumped illegally in lakes, abandoned lots, along the side of the road and in sensitive habitats. Today, scrap tires are playing a much different role as an important part of the manufacture process with more than 90 percent recycled and reused annually. Rubber from scrap tires is used in the manufacture of landscaping mulch; playground mats and athletic surfaces; molded products such as railroad ties, flowerpots, garden hoses, welcome mats; and rubberized asphalt used in the paving of roads. Cutting-edge technologies are even being developed to allow scrap tires to be used in the manufacture of new tires!

*Sources: JASON Learning, ISRI*

# Glass

Glass is made from readily available domestic materials, such as sand, soda ash, limestone and "cullet," the industry term for furnace-ready scrap glass. Glass can be recycled again and again with no loss in quality or purity. In 2014, (the latest data available), 39.5 percent of beer and soft drink bottles were recovered for recycling, according to the U.S. EPA. Another 31.8 percent of wine and liquor bottles and 14.7 percent of food and other glass jars were recycled. In total, 32.5 percent of all glass containers were recycled, equivalent to taking 210,000 cars off the road each year.

For every ton of glass recycled, more than a ton of raw materials is saved, including 1,300 lbs. of sand, 410 lbs. of soda ash, 380 lbs. of limestone, and 160 lbs. of feldspar. Recycled glass is substituted for up to 70 percent of raw materials used in making new glass. An estimated 90 percent of recovered glass is used to make new glass bottles. Manufacturers benefit from recycling in several ways: it reduces emissions and consumption of raw materials, extends the life of plant equipment (such as furnaces) and saves energy. Glass recycling creates no additional waste or byproducts.

Glass manufacturers are requiring more and more high-quality recycled container glass to meet market demands for new glass containers. Color-sorted, contaminant-free recycled glass helps ensure that these materials are recycled into new glass containers. While curbside collection of glass recyclables can generate high participation and large amounts of recyclables, drop-off and commercial collection programs are also effective at yielding high-quality container glass.



# Glass Container Recycling Loop



**RECYCLABLES ARE PLACED IN CURBSIDE BINS, BUSINESS RECYCLING CONTAINERS, AND/OR BROUGHT TO LOCAL RECYCLING DROP-OFF LOCATIONS**

**1**

**CONSUMERS PURCHASE FOOD AND BEVERAGES IN GLASS PACKAGING**

**8**

**2 RECYCLABLES ARE COLLECTED**

**RECYCLED GLASS IS SOLD TO GLASS CONTAINER MANUFACTURERS AND MADE INTO NEW BOTTLES AND JARS**

**7**

**3 RECYCLABLES ARE DELIVERED TO A MATERIAL RECOVERY FACILITY (MRF)***

**GLASS IS SEPARATED FROM TRASH AND OTHER CONTAMINANTS, THEN SORTED BY COLOR**

**6**

**4 RECYCLABLES ARE SEPARATED BY MATERIAL TYPES**

**5**

**GLASS FROM THE MRF AND DROP-OFF LOCATIONS IS SENT TO A GLASS PROCESSING COMPANY**

*\* A material recovery facility is a specialized plant that receives, separates, and prepares recyclable materials for manufacturers.*

## Textiles

Textile recycling is a dynamic sector of the recycling industry that processes billions of pounds of cotton, wool, synthetic, and synthetic-blend products each year. These scrap materials come from a number of sources, ranging from apparel and home furnishing manufacturers, to textile mills and consumers.

In recent years, 2 million tons of clothing and textiles have been recovered from individuals (post-consumer) and manufacturers



(pre-consumer) in the United States each year that are recycled as new raw materials for the automotive, furniture, mattress, coarse yarn, home furnishings, paper, and other industries. This translates to about 12 lbs. of textiles per person in the Unites States. Demand for used textiles and clothing is growing rapidly overseas as well. According to figures

from the Census Bureau, the value of U.S. exports of used textiles and clothing increased from $325 million in 2006 to nearly $667 million in 2017.

Used clothing collected from households is graded into a number of categories. Garments in good condition are exported for resale in parts of the world where new clothing is not affordable for many. This trade provides employment not only among the exporting nations, but also within the importing countries.



## FAS Values of U.S. Used Textile and Clothing Exports, 2007-2017 *($)*



*Source – U.S. Census Bureau, U.S. International Trade Commission*

## The Expanding Scrap Marketplace

The scrap market has become increasingly global in nature in recent decades. Figures from the United Nations Comtrade Database show that in 2017 (as reported through Sep 2018), showed exports of all scrap commodities from around the world were valued at approximately $105 billion. While the United States is the largest exporter of recycled commodities in the world and up until the end of 2017 China has been the world's dominant consumer of commodities (including scrap), the scrap marketplace is far from bilateral, stretching to virtually every corner of the globe.

The globalized scrap market is a function of enhanced transportation and technological systems, the rising world population and increased urbanization, as well as the heightened awareness of the benefits of using scrap commodities given the earth's limited natural resources. Those



benefits include not only the relatively lower price of scrap as compared to most other raw material inputs, but also the resulting energy savings and environmental benefits about which manufacturers and society at large are becoming increasingly mindful. As a result, global scrap usage is expected to register continued growth in the decades ahead as the confluence of demographic, climate, sustainable development, market, and technological changes provide even greater incentives to use recycled goods.

But the growth in global scrap usage is not limited to any one commodity, industry, or region. BIR figures also show that more than 36 million tons of nonferrous scrap were consumed globally in 2011 and 233 million tons of recovered paper and fiber worldwide were consumed in 2012.

The following charts provide updated snapshots of where recycled commodities are being shipped and consumed by the major scrap commodities and markets around the globe. Of the 600 million metric tons of ferrous scrap consumed in 2017, the BIR reports that China consumed 148 million metric tons, followed by European Union countries (93 million), the United States (nearly 59 million), and Japan (nearly 36 million).

## Ferrous Scrap Use by Major Consumers 2013-2017 *(million metric tons)*

|           | 2013 | 2014 | 2015  | 2016  | 2017  | % 2017/2016 |
|-----------|------|------|-------|-------|-------|-------------|
| China     | 85.7 | 85.5 | 83.3  | 90.1  | 147.9 | N.A.*       |
| EU-28     | 90.3 | 91.6 | 90.61 | 88.4  | 93.35 | +5.6        |
| U.S.A.    | 59.0 | 62.0 | 56.5  | 56.7  | 58.8  | +3.7        |
| Japan     | 36.7 | 36.9 | 33.53 | 33.57 | 35.8  | +6.6        |
| Korea Rep.| 32.7 | 32.6 | 29.85 | 27.4  | 30.5  | +11.3       |
| Turkey    | 30.4 | 28.2 | 24.1  | 25.9  | 30.3  | +17.0       |
| Russia    | 25.9 | 30.7 | 27.2  | 27.8  | 28.5  | +2.5        |

*No direct comparisons can be made because most of the steel scrap consumed by the outdated induction furnaces was not included in the figures for 2016 and for preceding years. Source: Bureau of International Recycling*

## Ferrous Scrap Export Market Development *(Global participation: Green-increased, Red-declined)* 2016 to 2017

| | Country | Market Share 2017 | Gain in Market Share |
|---|---|---|---|
| 1. | South Africa | 1.28% | ↑ 0.78% |
| 2. | Canada | 4.35% | ↑ 0.55% |
| 3. | Australia | 2.00% | ↑ 0.43% |
| 4. | Belgium | 3.38% | ↑ 0.28% |
| 5. | Poland | 1.82% | ↑ 0.23% |
| 6. | Singapore | 1.45% | ↑ 0.18% |
| 7. | Latvia | 0.51% | ↑ 0.17% |
| 8. | Honduras | 0.16% | ↑ 0.15% |
| 9. | Czech Republic | 1.81% | ↑ 0.13% |
| 10. | Romania | 0.78% | ↑ 0.12% |



| Total export value Year 2016 | Total export value Year 2017 | World Market |
|---|---|---|
| USD 24,752,209,656 | USD 31,074,300,860 | ↑ 25.54% |

| Country | Export value Year 2016 | Export value Year 2017 | Own Growth |
|---|---|---|---|
| United States | USD 3,598,623,647 | USD 4,451,077,171 | ↑ 23.69% |

*Source: Abrams World Trade Wiki, UN Comtrade Database Labs*

# Import and Export Flows of Copper Scrap for 2016 *(Red – Export, Blue – Import)*



Source: Chatham House's resourcetrade.earth database visualizer

## Main Flows of U.S. Steel Scrap Exports 2017 *(million metric tons)*



1.017
(+14.5%)

0.919
(+28.4%)

3.631
(+14.6%)

1.419
(+3.9%)

Total
US exports
15.016
(+17.1%)

1.667
(+1.8%)

0.707
(-36.5%)

0.710
(+86.8%)

| | |
|---|---|
| Turkey | Canada |
| Mexico | Vietnam |
| Taiwan | India |
| China | |

*Source: Bureau of International Recycling*

## Who's Exporting Recovered Paper in 2016



Source: Harvard Center for International Development – Atlas of Economic Complexity

# Who's Importing Recovered Paper in 2016



Source: Harvard Center for International Development – Atlas of Economic Complexity

## China's Role in the Global Recycling Marketplace

It would be hard to overstate how significantly China's surge in demand for scrap imports impacted the global recycling marketplace. China's rapid economic growth and lack of domestic scrap supply, along with competitive scrap prices and attractive shipping rates, spurred massive demand for imported scrap (see chart).

Today, China's rising domestic supply of scrap, investment in scrap processing, and import restrictions are having an equally significant impact on the global scrap market. Scrap recyclers remain extremely responsive to changing market conditions and are focused on producing consistently high quality scrap commodities to meet consumer demands at home and abroad.

## U.S. Exports of All Scrap Commodities to China (incl. Hong Kong) 1993-2017 *(metric tons)*



Sources: Census Bureau, USITC

## Appendix A: Historical Production, Recovery, and Consumption Data
### U.S. Iron & Steel

## U.S. Iron & Steel Scrap Production, Producer Stocks, and Apparent Consumption from Purchased and Home Scrap 1943–2017 *(metric tons)*

| Year | Production | Stocks | Apparent Consumption | Year | Production | Stocks | Apparent Consumption | Year | Production | Stocks | Apparent Consumption |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1943 | 56,000,000 | 5,330,000 | 56,000,000 | 1968 | 85,000,000 | 7,150,000 | 79,000,000 | 1993 | 76,000,000 | 3,700,000 | 68,000,000 |
| 1944 | 55,000,000 | 4,010,000 | 56,000,000 | 1969 | 91,000,000 | 5,940,000 | 86,000,000 | 1994 | 78,000,000 | 4,100,000 | 70,000,000 |
| 1945 | 51,000,000 | 3,560,000 | 51,000,000 | 1970 | 84,000,000 | 6,960,000 | 78,000,000 | 1995 | 79,000,000 | 4,200,000 | 72,000,000 |
| 1946 | 45,000,000 | 3,080,000 | 45,000,000 | 1971 | 81,000,000 | 7,710,000 | 75,000,000 | 1996 | 77,000,000 | 5,200,000 | 71,000,000 |
| 1947 | 56,000,000 | 4,020,000 | 55,000,000 | 1972 | 91,000,000 | 7,410,000 | 85,000,000 | 1997 | 79,000,000 | 5,500,000 | 73,000,000 |
| 1948 | 61,000,000 | 5,860,000 | 59,000,000 | 1973 | 103,000,000 | 6,430,000 | 94,000,000 | 1998 | 76,000,000 | 5,300,000 | 73,000,000 |
| 1949 | 47,000,000 | 5,120,000 | 49,000,000 | 1974 | 105,000,000 | 7,630,000 | 96,000,000 | 1999 | 72,000,000 | 5,450,000 | 70,800,000 |
| 1950 | 62,000,000 | 4,920,000 | 63,000,000 | 1975 | 84,000,000 | 7,950,000 | 75,000,000 | 2000 | 76,000,000 | 5,320,000 | 74,600,000 |
| 1951 | 69,000,000 | 3,960,000 | 70,000,000 | 1976 | 90,000,000 | 9,060,000 | 82,000,000 | 2001 | 73,000,000 | 4,910,000 | 70,100,000 |
| 1952 | 65,000,000 | 6,260,000 | 63,000,000 | 1977 | 89,000,000 | 8,490,000 | 84,000,000 | 2002 | 73,000,000 | 4,930,000 | 69,500,000 |
| 1953 | 70,000,000 | 6,490,000 | 70,000,000 | 1978 | 93,000,000 | 7,510,000 | 90,000,000 | 2003 | 73,000,000 | 4,410,000 | 65,000,000 |
| 1954 | 57,000,000 | 6,670,000 | 56,000,000 | 1979 | 99,000,000 | 7,910,000 | 90,000,000 | 2004 | 73,000,000 | 5,400,000 | 66,500,000 |
| 1955 | 74,000,000 | 6,540,000 | 74,000,000 | 1980 | 85,000,000 | 7,270,000 | 76,000,000 | 2005 | 73,000,000 | 4,970,000 | 65,600,000 |
| 1956 | 77,000,000 | 6,730,000 | 73,000,000 | 1981 | 83,000,000 | 7,360,000 | 77,000,000 | 2006 | 71,000,000 | 4,210,000 | 64,600,000 |
| 1957 | 68,000,000 | 8,120,000 | 67,000,000 | 1982 | 56,000,000 | 5,820,000 | 51,000,000 | 2007 | 77,000,000 | 4,140,000 | 64,000,000 |
| 1958 | 52,000,000 | 8,700,000 | 51,000,000 | 1983 | 62,000,000 | 5,270,000 | 56,000,000 | 2008 | 84,000,000 | 4,340,000 | 67,600,000 |
| 1959 | 60,000,000 | 9,070,000 | 60,000,000 | 1984 | 67,000,000 | 4,770,000 | 60,000,000 | 2009 | 80,000,000 | 3,070,000 | 53,500,000 |
| 1960 | 60,000,000 | 8,430,000 | 60,000,000 | 1985 | 71,000,000 | 4,630,000 | 64,000,000 | 2010 | 76,000,000 | 3,330,000 | 59,700,000 |
| 1961 | 58,000,000 | 8,000,000 | 58,000,000 | 1986 | 69,000,000 | 3,940,000 | 60,000,000 | 2011 | 82,000,000 | 3,980,000 | 62,800,000 |
| 1962 | 60,000,000 | 7,690,000 | 60,000,000 | 1987 | 72,000,000 | 4,390,000 | 62,000,000 | 2012 | 80,000,000 | 4,200,000 | 63,000,000 |
| 1963 | 67,000,000 | 7,210,000 | 68,000,000 | 1988 | 79,000,000 | 4,130,000 | 70,000,000 | 2013 | 86,000,000 | 4,200,000 | 71,000,000 |
| 1964 | 76,000,000 | 6,740,000 | 77,000,000 | 1989 | 75,000,000 | 4,290,000 | 68,000,000 | 2014 | 69,000,000 | 4,300,000 | 59,000,000 |
| 1965 | 83,000,000 | 6,930,000 | 82,000,000 | 1990 | 80,000,000 | 4,300,000 | 69,000,000 | 2015 | 73,000,000 | 4,400,000 | 64,000,000 |
| 1966 | 84,000,000 | 7,430,000 | 83,000,000 | 1991 | 69,000,000 | 4,100,000 | 62,000,000 | 2016 | 71,000,000 | 4,400,000 | 52,000,000 |
| 1967 | 84,000,000 | 7,070,000 | 77,000,000 | 1992 | 71,000,000 | 3,800,000 | 63,000,000 | 2017 | 73,000,000 | 4,000,000 | 62,000,000 |

*Source: U.S. Geological Survey*

## U.S. Primary Refined Copper

## U.S. Primary Refined Copper Production, Old, and New Copper Scrap Recovery, 1943–2017 (metric tons)

| Year | Primary Production | Copper From Old Scrap | Copper From New Scrap | Year | Primary Production | Copper From Old Scrap | Copper From New Scrap | Year | Primary Production | Copper From Old Scrap | Copper From New Scrap |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1943 | 1,250,000 | 388,000 | 597,000 | 1968 | 1,300,000 | 472,000 | 633,000 | 1993 | 1,790,000 | 543,000 | 748,000 |
| 1944 | 1,110,000 | 414,000 | 448,000 | 1969 | 1,580,000 | 522,000 | 726,000 | 1994 | 1,840,000 | 500,000 | 827,000 |
| 1945 | 1,010,000 | 451,000 | 462,000 | 1970 | 1,600,000 | 457,000 | 675,000 | 1995 | 1,930,000 | 443,000 | 874,000 |
| 1946 | 797,000 | 369,000 | 360,000 | 1971 | 1,440,000 | 404,000 | 685,000 | 1996 | 2,010,000 | 428,000 | 891,000 |
| 1947 | 1,050,000 | 457,000 | 416,000 | 1972 | 1,700,000 | 416,000 | 765,000 | 1997 | 2,070,000 | 498,000 | 967,000 |
| 1948 | 1,010,000 | 459,000 | 424,000 | 1973 | 1,700,000 | 441,000 | 808,000 | 1998 | 2,140,000 | 466,000 | 956,000 |
| 1949 | 842,000 | 348,000 | 299,000 | 1974 | 1,500,000 | 439,000 | 781,000 | 1999 | 1,890,000 | 381,000 | 949,000 |
| 1950 | 1,130,000 | 440,000 | 446,000 | 1975 | 1,310,000 | 335,000 | 547,000 | 2000 | 1,580,000 | 358,000 | 955,000 |
| 1951 | 1,100,000 | 416,000 | 430,000 | 1976 | 1,400,000 | 380,000 | 659,000 | 2001 | 1,630,000 | 316,000 | 833,000 |
| 1952 | 1,070,000 | 376,000 | 443,000 | 1977 | 1,360,000 | 410,000 | 675,000 | 2002 | 1,440,000 | 208,000 | 842,000 |
| 1953 | 1,170,000 | 390,000 | 480,000 | 1978 | 1,450,000 | 502,000 | 746,000 | 2003 | 1,250,000 | 207,000 | 737,000 |
| 1954 | 1,100,000 | 369,000 | 393,000 | 1979 | 1,520,000 | 604,000 | 948,000 | 2004 | 1,260,000 | 191,000 | 774,000 |
| 1955 | 1,220,000 | 467,000 | 430,000 | 1980 | 1,220,000 | 613,000 | 824,000 | 2005 | 1,210,000 | 183,000 | 769,000 |
| 1956 | 1,310,000 | 425,000 | 419,000 | 1981 | 1,540,000 | 592,000 | 816,000 | 2006 | 1,210,000 | 151,000 | 819,000 |
| 1957 | 1,320,000 | 403,000 | 361,000 | 1982 | 1,230,000 | 518,000 | 670,000 | 2007 | 1,270,000 | 162,000 | 772,000 |
| 1958 | 1,230,000 | 373,000 | 350,000 | 1983 | 1,210,000 | 449,000 | 634,000 | 2008 | 1,220,000 | 159,000 | 700,000 |
| 1959 | 996,000 | 429,000 | 417,000 | 1984 | 1,170,000 | 461,000 | 659,000 | 2009 | 1,110,000 | 138,000 | 639,000 |
| 1960 | 1,380,000 | 390,000 | 401,000 | 1985 | 1,060,000 | 503,000 | 636,000 | 2010 | 1,060,000 | 143,000 | 642,000 |
| 1961 | 1,410,000 | 373,000 | 397,000 | 1986 | 1,070,000 | 477,000 | 649,000 | 2011 | 992,000 | 153,000 | 649,000 |
| 1962 | 1,460,000 | 377,000 | 459,000 | 1987 | 1,130,000 | 498,000 | 716,000 | 2012 | 962,000 | 160,000 | 650,000 |
| 1963 | 1,450,000 | 383,000 | 501,000 | 1988 | 1,410,000 | 518,000 | 789,000 | 2013 | 993,000 | 166,000 | 640,000 |
| 1964 | 1,500,000 | 430,000 | 562,000 | 1989 | 1,480,000 | 548,000 | 761,000 | 2014 | 1,050,000 | 173,000 | 640,000 |
| 1965 | 1,550,000 | 466,000 | 671,000 | 1990 | 1,580,000 | 536,000 | 775,000 | 2015 | 1,090,000 | 166,000 | 670,000 |
| 1966 | 1,550,000 | 485,000 | 725,000 | 1991 | 1,580,000 | 533,000 | 667,000 | 2016 | 1,180,000 | 150,000 | 640,000 |
| 1967 | 1,030,000 | 438,000 | 614,000 | 1992 | 1,710,000 | 554,000 | 722,000 | 2017 | 1,090,000 | 145,000 | 715,000 |

Source: U.S. Geological Survey

## U.S. Primary Aluminum

# U.S. Primary Aluminum Production and Secondary Production from Old and New Aluminum Scrap, 1943–2017 *(metric tons)*

| Year | Primary Production | Secondary Production Old Scrap | Secondary Production New Scrap | Year | Primary Production | Secondary Production Old Scrap | Secondary Production New scrap | Year | Primary Production | Secondary Production Old Scrap | Secondary Production New Scrap |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1943 | 834,600 | 30,000 | 255,000 | 1968 | 2,953,000 | 164,000 | 740,000 | 1993 | 3,695,000 | 1,630,000 | 1,310,000 |
| 1944 | 704,000 | 20,800 | 275,000 | 1969 | 3,441,000 | 181,000 | 862,000 | 1994 | 3,299,000 | 1,500,000 | 1,580,000 |
| 1945 | 449,100 | 24,800 | 246,000 | 1970 | 3,607,000 | 179,000 | 728,000 | 1995 | 3,375,000 | 1,510,000 | 1,680,000 |
| 1946 | 371,900 | 82,100 | 170,000 | 1971 | 3,561,000 | 196,000 | 757,000 | 1996 | 3,577,000 | 1,570,000 | 1,730,000 |
| 1947 | 518,900 | 149,000 | 164,000 | 1972 | 3,739,000 | 227,000 | 795,000 | 1997 | 3,603,000 | 1,530,000 | 2,020,000 |
| 1948 | 565,200 | 86,800 | 173,000 | 1973 | 4,109,000 | 240,000 | 886,000 | 1998 | 3,713,000 | 1,500,000 | 1,950,000 |
| 1949 | 547,000 | 40,500 | 124,000 | 1974 | 4,448,000 | 276,000 | 887,000 | 1999 | 3,779,000 | 1,570,000 | 2,120,000 |
| 1950 | 651,900 | 69,000 | 152,000 | 1975 | 3,519,000 | 305,000 | 816,000 | 2000 | 3,668,000 | 1,370,000 | 2,080,000 |
| 1951 | 759,300 | 70,000 | 196,000 | 1976 | 3,856,000 | 371,000 | 963,000 | 2001 | 2,637,000 | 1,210,000 | 1,760,000 |
| 1952 | 850,000 | 64,000 | 212,000 | 1977 | 4,118,000 | 482,000 | 974,000 | 2002 | 2,707,000 | 1,170,000 | 1,750,000 |
| 1953 | 1,136,000 | 72,000 | 263,000 | 1978 | 4,358,000 | 522,000 | 996,000 | 2003 | 2,703,000 | 1,070,000 | 1,750,000 |
| 1954 | 1,325,000 | 60,000 | 224,000 | 1979 | 4,557,000 | 557,000 | 1,060,000 | 2004 | 2,516,000 | 1,160,000 | 1,870,000 |
| 1955 | 1,421,000 | 91,000 | 285,000 | 1980 | 4,654,000 | 617,000 | 960,000 | 2005 | 2,481,000 | 1,080,000 | 1,950,000 |
| 1956 | 1,523,000 | 88,000 | 300,000 | 1981 | 4,489,000 | 758,000 | 1,030,000 | 2006 | 2,284,000 | 1,580,000 | 2,800,000 |
| 1957 | 1,495,000 | 89,000 | 315,000 | 1982 | 3,274,000 | 782,000 | 884,000 | 2007 | 2,554,000 | 1,660,000 | 2,450,000 |
| 1958 | 1,421,000 | 73,000 | 249,000 | 1983 | 3,353,000 | 820,000 | 953,000 | 2008 | 2,658,000 | 1,500,000 | 2,130,000 |
| 1959 | 1,773,000 | 94,000 | 313,000 | 1984 | 4,099,000 | 825,000 | 935,000 | 2009 | 1,727,000 | 1,260,000 | 1,570,000 |
| 1960 | 1,827,000 | 86,000 | 311,000 | 1985 | 3,500,000 | 850,000 | 912,000 | 2010 | 1,726,000 | 1,250,000 | 1,540,000 |
| 1961 | 1,727,000 | 142,000 | 299,000 | 1986 | 3,037,000 | 784,000 | 989,000 | 2011 | 1,986,000 | 1,470,000 | 1,640,000 |
| 1962 | 1,921,000 | 152,000 | 377,000 | 1987 | 3,343,000 | 852,000 | 1,130,000 | 2012 | 2,070,000 | 1,630,000 | 1,802,000 |
| 1963 | 2,098,000 | 144,000 | 449,000 | 1988 | 3,944,000 | 1,050,000 | 1,080,000 | 2013 | 1,946,000 | 1,630,000 | 1,790,000 |
| 1964 | 2,316,000 | 147,000 | 494,000 | 1989 | 4,030,000 | 1,010,000 | 1,040,000 | 2014 | 1,710,000 | 1,690,000 | 1,870,000 |
| 1965 | 2,498,000 | 186,000 | 566,000 | 1990 | 4,048,000 | 1,360,000 | 1,030,000 | 2015 | 1,587,000 | 1,560,000 | 2,000,000 |
| 1966 | 2,693,000 | 170,000 | 635,000 | 1991 | 4,121,000 | 1,320,000 | 969,000 | 2016 | 841,000 | 1,580,000 | 2,010,000 |
| 1967 | 2,966,000 | 159,000 | 638,000 | 1992 | 4,042,000 | 1,610,000 | 1,140,000 | 2017 | 740,000 | 1,600,000 | 2,100,000 |

Source: U.S. Geological Survey

## U.S. Paper & Paperboard

## U.S. Paper and Paperboard Supply, Recovery, and Recovery Rates, 1990–2017 *(1,000 tons)*

| Year | Supply | Recovered | Recovery Rate | Year | Supply | Recovered | Recovery Rate |
|------|--------|-----------|---------------|------|--------|-----------|---------------|
| 1990 | 86,796 | 29,112 | 33.50% | 2004 | 101,884 | 50,187 | 49.30% |
| 1991 | 85,071 | 31,201 | 36.70% | 2005 | 99,613 | 51,272 | 51.50% |
| 1992 | 88,273 | 33,954 | 38.50% | 2006 | 100,665 | 53,314 | 53.00% |
| 1993 | 91,538 | 35,460 | 38.70% | 2007 | 97,007 | 54,325 | 56.00% |
| 1994 | 95,718 | 39,691 | 41.50% | 2008 | 89,838 | 51,822 | 57.70% |
| 1995 | 95,971 | 42,189 | 44.00% | 2009 | 78,711 | 50,036 | 63.60% |
| 1996 | 94,529 | 43,076 | 45.60% | 2010 | 81,784 | 51,545 | 63.00% |
| 1997 | 99,557 | 43,989 | 44.20% | 2011 | 79,444 | 52,767 | 66.40% |
| 1998 | 101,183 | 45,077 | 44.60% | 2012 | 78,619 | 51,092 | 65.00% |
| 1999 | 105,316 | 46,818 | 44.50% | 2013 | 78,761 | 50,128 | 63.60% |
| 2000 | 102,810 | 47,311 | 46.00% | 2014 | 78,504 | 51,171 | 65.20% |
| 2001 | 97,395 | 46,996 | 48.30% | 2015 | 77,895 | 52,040 | 66.8% |
| 2002 | 98,949 | 47,645 | 48.20% | 2016 | 77,729 | 52,196 | 67.2% |
| 2003 | 98,018 | 49,255 | 50.30% | 2017 | 77,269 | 50,822 | 65.80% |

*Source: U.S. Geological Survey*

## Appendix B: Global Scrap Exports by Commodity

### 2016 Global Scrap Trade Export Flow

| Commodity | Volume (mt) | Value ($) |
|---|---|---|
| Ferrous | 76,667,427 | $24,337,286,284 |
| Paper | 38,334,765 | $9,141,209,816 |
| Nonferrous | 15,181,962 | $29,339,964,521 |
| *Copper* | *4,586,792* | *$16,127,263,021* |
| *Aluminum* | *7,898,106* | *$9,757,112,183* |
| *Nickel* | *135,848* | *$498,217,978* |
| *Lead* | *1,344,039* | *$453,145,016* |
| *Zinc* | *371,163* | *$457,247,699* |
| *Other base metals* | *846,014* | *$2,046,978,624* |
| Plastics | 11,743,468 | $5,266,362,704 |
| Rubber | 1,199,513 | $529,722,322 |
| Precious Metals | 359,545 | $16,127,263,021 |
| Textiles | 769,752 | $502,145,035 |
| Glass | 3,406,545 | $366,301,018 |
| **World Total** | 144,256,432 | $85,243,953,703 |

*Source: UN Comtrade Database*

# Appendix C: Global Flows by Country and Year

## Global Trade-Ferrous Scrap Exports

| Top 20 Exporters | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| USA | 14,872,679 | 16,480,539 | 21,544,131 | 22,421,369 | 20,498,154 | 24,479,347 | 21,336,156 | 18,462,548 | 15,851,693 | 12,757,824 | 12,635,807 |
| Japan | 7,653,727 | 6,447,304 | 5,437,263 | 9,397,866 | 6,463,708 | 5,442,464 | 8,585,766 | 8,149,661 | 7,338,714 | 7,838,577 | 8,706,388 |
| Germany | 8,328,422 | 7,770,488 | 8,268,658 | 7,275,297 | 9,175,797 | 9,852,132 | 9,809,707 | 9,236,668 | 9,487,994 | 8,106,175 | 8,520,295 |
| United Kingdom | 7,423,818 | 6,023,730 | 6,629,202 | 6,019,142 | 7,482,950 | 7,895,261 | 7,295,690 | 6,947,474 | 6,987,184 | 7,268,765 | 8,128,932 |
| Netherlands | 4,786,987 | 4,500,919 | 4,523,660 | 4,764,766 | 5,541,773 | 5,692,223 | 5,695,180 | 5,517,477 | 5,295,208 | 4,811,323 | 5,611,638 |
| Russian Federation | 9,633,475 | 7,915,602 | 6,035,629 | 2,386,411 | 4,031,752 | 4,377,943 | 4,557,101 | 4,542,095 | 5,765,412 | 5,580,354 | 5,572,857 |
| France | 6,020,127 | 6,193,938 | 5,985,486 | 5,210,196 | 6,647,972 | 6,255,942 | 6,286,887 | 6,183,301 | 6,291,790 | 5,423,243 | 5,518,586 |
| Canada | 3,927,599 | 4,738,335 | 3,705,300 | 4,794,046 | 5,190,665 | 4,845,641 | 4,551,810 | 4,537,463 | 4,510,092 | 3,420,757 | 3,634,286 |
| Belgium | 2,938,371 | 2,922,269 | 2,929,794 | 3,238,537 | 3,721,636 | 3,521,378 | 3,623,825 | 3,511,140 | 3,950,346 | 3,153,412 | 3,557,354 |
| Czechia | 1,497,647 | 1,676,692 | 1,832,764 | 1,443,888 | 1,811,045 | 2,085,362 | 2,085,809 | 1,967,522 | 2,125,940 | 1,847,040 | 1,881,439 |
| Australia | 1,357,582 | 1,432,189 | 1,750,846 | 1,884,924 | 1,584,114 | 1,767,939 | 2,198,674 | 2,198,625 | 2,300,988 | 1,869,225 | 1,579,771 |
| Denmark | 1,276,516 | 1,522,778 | 1,619,517 | 1,239,493 | 1,504,705 | 1,486,127 | 1,321,972 | 1,244,207 | 1,686,253 | 1,264,293 | 1,563,818 |
| Sweden | 850,105 | 1,095,063 | 1,449,321 | 1,438,647 | 1,355,138 | 1,505,398 | 1,551,724 | 1,316,710 | 1,489,924 | 1,249,784 | 1,402,797 |
| UAE | 529,249 | 960,516 | 1,211,409 | 1,184,145 | 1,206,860 | 1,253,063 | 1,194,263 | 1,167,376 | 1,074,126 | 1,091,532 | 1,273,830 |
| Poland | 1,197,586 | 1,162,408 | 1,378,317 | 959,965 | 1,396,561 | 1,889,352 | 1,930,729 | 1,972,367 | 1,986,216 | 1,368,470 | 1,267,384 |
| Austria | 1,122,616 | 1,261,105 | 1,382,962 | 1,076,351 | 1,034,399 | 950,865 | 1,008,502 | 963,642 | 1,055,952 | 1,071,095 | 1,123,220 |
| Hong Kong | 923,385 | 1,045,849 | 1,016,360 | 865,562 | 779,399 | 877,766 | 804,652 | 896,714 | 924,451 | 868,994 | 1,048,817 |
| Hungary | 954,951 | 904,287 | 1,008,287 | 680,324 | 1,076,879 | 1,269,437 | 1,185,649 | 1,126,929 | 1,057,364 | 862,143 | 918,105 |
| Singapore | 500,382 | 598,515 | 623,753 | 555,924 | 585,053 | 605,936 | 851,953 | 978,876 | 909,828 | 843,716 | 828,019 |
| Romania | 1,862,498 | 1,963,212 | 1,985,975 | 2,565,442 | 2,519,235 | 2,348,562 | 1,908,067 | 1,947,542 | 1,430,949 | 716,646 | 702,228 |
| Rest of the World | 18,389,867 | 20,476,334 | 19,868,173 | 15,189,164 | 19,257,563 | 24,234,755 | 20,796,725 | 16,071,092 | 16,861,593 | 15,612,367 | 13,818,555 |
| Grand Total | 96,047,589 | 97,092,074 | 100,186,807 | 94,591,459 | 102,865,357 | 112,636,892 | 108,580,839 | 98,939,429 | 98,382,016 | 87,025,738 | 89,294,125 |

*Notes
1) Data tables were derived from the UN Comtrade Database (last downloaded on March 23, 2018)
2) Top 20 determined by latest year of complete data
3) Data includes stainless steel (HTS – 7204210000) and alloy steel (HTS – 7204290000)
4) Export data was adjusted for the Netherlands, and Canada

# Global Trade-Ferrous Scrap Imports

| Top 20 Importers | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Turkey | 15,074,009 | 17,140,855 | 17,414,983 | 15,665,319 | 19,192,350 | 21,460,461 | 22,415,029 | 19,724,892 | 19,068,156 | 16,251,308 | 17,716,247 |
| India | 3,418,187 | 3,051,664 | 4,603,204 | 5,136,907 | 4,676,394 | 6,265,265 | 8,179,601 | 5,636,399 | 5,699,006 | 6,710,088 | 6,380,452 |
| Rep. of Korea | 5,616,235 | 6,880,885 | 7,313,414 | 7,800,414 | 8,089,529 | 8,626,039 | 10,125,916 | 9,261,167 | 8,001,567 | 5,745,884 | 5,842,211 |
| Italy | 5,682,247 | 5,265,184 | 5,751,165 | 3,347,489 | 4,619,195 | 5,753,381 | 5,272,709 | 4,960,353 | 5,146,318 | 4,649,968 | 4,434,285 |
| Belgium | 4,206,826 | 4,344,950 | 4,143,336 | 3,643,458 | 4,626,473 | 4,563,802 | 4,284,462 | 4,595,179 | 4,785,015 | 4,171,886 | 4,304,573 |
| Germany | 5,932,605 | 5,920,071 | 5,675,167 | 3,865,111 | 5,305,194 | 6,639,700 | 5,792,845 | 5,676,700 | 5,324,260 | 4,637,419 | 4,259,242 |
| Spain | 7,346,851 | 6,472,865 | 6,603,208 | 4,930,416 | 5,708,900 | 4,764,338 | 4,348,807 | 4,851,614 | 4,928,153 | 5,120,222 | 4,042,165 |
| Pakistan | 1,356,059 | 2,140,551 | 1,871,037 | 2,254,182 | 1,771,139 | 1,583,931 | 1,772,885 | 1,780,714 | 2,482,543 | 3,256,900 | 4,038,195 |
| Viet Nam | 567,209 | 828,319 | 1,082,299 | 2,065,522 | 2,126,335 | 3,234,553 | 3,280,695 | 3,232,855 | 3,375,564 | 3,185,923 | 3,893,842 |
| Taiwan | 4,458,882 | 5,418,435 | 5,542,389 | 3,915,292 | 5,374,122 | 5,331,247 | 4,955,519 | 4,453,005 | 4,272 | 3,373,657 | 3,154,978 |
| Netherlands | 2,321,144 | 1,669,159 | 1,842,597 | 2,846,151 | 1,988,278 | 2,188,452 | 2,378,258 | 2,290,454 | 2,359,263 | 2,233,172 | 2,471,753 |
| Luxembourg | 3,238,139 | 3,173,113 | 2,800,650 | 2,030,226 | 2,694,245 | 2,635,424 | 2,464,483 | 2,251,732 | 2,225,575 | 2,121,316 | 2,263,786 |
| China | 5,383,017 | 3,365,131 | 3,516,417 | 13,620,675 | 5,766,245 | 6,692,180 | 4,934,728 | 4,439,242 | 2,524,060 | 2,283,777 | 2,160,644 |
| Mexico | 1,560,873 | 1,418,350 | 1,257,029 | 849,697 | 786,362 | 732,883 | 946,455 | 863,775 | 914,665 | 1,482,877 | 1,892,621 |
| Canada | 1,870,845 | 1,667,222 | 1,689,516 | 1,416,166 | 3,024,594 | 1,861,455 | 2,656,533 | 1,753,949 | 2,918,818 | 1,717,166 | 1,844,290 |
| France | 3,206,787 | 3,076,905 | 3,050,559 | 2,310,634 | 2,354,206 | 2,596,201 | 2,629,456 | 2,309,007 | 2,405,454 | 2,200,963 | 1,831,565 |
| Portugal | 1,155,846 | 1,128,685 | 1,165,430 | 1,039,658 | 902,988 | 1,252,275 | 1,196,298 | 1,407,787 | 1,524,391 | 1,515,346 | 1,427,592 |
| Belarus | 1,477,413 | 1,399,415 | 1,418,570 | 1,294,326 | 1,593,836 | 1,561,015 | 1,356,745 | 1,262,243 | 1,253,909 | 1,382,061 | 1,234,730 |
| Austria | 1,070,337 | 1,345,517 | 1,783,766 | 1,143,787 | 991,578 | 1,016,309 | 1,007,905 | 1,168,752 | 1,270,084 | 1,215,013 | 1,042,605 |
| Indonesia | 1,001,690 | 1,259,932 | 1,898,539 | 1,484,059 | 1,642,360 | 2,156,920 | 1,943,845 | 2,398,735 | 2,136,802 | 1,019,586 | 1,019,791 |
| Rest of the World | 21,396,090 | 20,479,454 | 22,656,186 | 13,967,597 | 18,321,558 | 19,965,626 | 17,810,340 | 16,099,780 | 13,649,111 | 14,816,006 | 10,187,742 |
| Grand Total | 97,341,293 | 97,446,661 | 103,079,461 | 94,627,086 | 101,555,879 | 110,881,457 | 109,753,514 | 100,418,334 | 91,996,985 | 89,090,537 | 85,443,308 |

*Notes
1) Data tables were derived from the UN Comtrade Database (last downbaded on March 23, 2018)
2) Top 20 determined by latest year of complete data
3) Data includes stainless steel (HTS – 7204210000) and alloy steel (HTS – 7204290000)
4) Import data was adjusted for Viet Nam and the Netherlands

# Global Trade-Copper Scrap Exports

| Top 20 Exporters | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| USA | 803,121 | 906,511 | 908,130 | 842,573 | 1,041,918 | 1,242,556 | 1,189,395 | 1,154,931 | 1,043,916 | 954,167 | 943,552 |
| Germany | 498,916 | 480,697 | 478,640 | 450,012 | 578,451 | 584,804 | 592,067 | 518,631 | 530,557 | 517,706 | 474,634 |
| United Kingdom | 317,073 | 346,760 | 358,159 | 430,373 | 421,131 | 514,347 | 373,751 | 291,924 | 295,739 | 263,912 | 310,403 |
| France | 290,527 | 281,470 | 266,214 | 234,860 | 290,325 | 313,464 | 320,423 | 299,084 | 321,116 | 279,313 | 289,614 |
| Netherlands | 306,132 | 229,090 | 241,332 | 143,329 | 283,847 | 315,437 | 322,592 | 295,139 | 326,278 | 303,598 | 278,229 |
| Japan | 411,734 | 422,903 | 395,458 | 359,535 | 285,642 | 287,769 | 327,930 | 313,043 | 294,003 | 261,100 | 258,677 |
| Italy | 104,310 | 123,321 | 151,640 | 160,106 | 167,441 | 174,204 | 181,890 | 172,209 | 173,402 | 176,256 | 199,404 |
| Canada | 164,638 | 163,300 | 101,607 | 146,569 | 157,787 | 178,577 | 182,792 | 154,038 | 161,967 | 156,990 | 160,820 |
| Spain | 85,454 | 88,030 | 84,783 | 100,498 | 102,236 | 87,122 | 159,419 | 156,511 | 150,874 | 156,617 | 157,692 |
| Mexico | 125,858 | 122,307 | 128,715 | 107,995 | 125,982 | 116,266 | 147,260 | 144,087 | 114,051 | 114,313 | 123,419 |
| Belgium | 161,672 | 186,795 | 162,219 | 111,183 | 142,841 | 164,958 | 168,461 | 157,204 | 128,490 | 105,691 | 113,018 |
| Saudi Arabia | 72,578 | 96,213 | 64,827 | 61,521 | 90,154 | 89,716 | 107,358 | 110,809 | 118,991 | 108,336 | 91,367 |
| Switzerland | 74,079 | 75,542 | 82,687 | 71,204 | 75,973 | 84,373 | 86,964 | 80,104 | 82,237 | 82,921 | 83,224 |
| Rep. of Korea | 201,689 | 216,151 | 191,500 | 186,958 | 100,090 | 84,608 | 119,105 | 95,652 | 85,669 | 71,322 | 82,296 |
| United Arab Emirates | 56,332 | 47,483 | 53,969 | 48,001 | 71,968 | 86,160 | 102,979 | 102,542 | 95,713 | 82,699 | 78,870 |
| Australia | 51,267 | 48,389 | 51,267 | 62,433 | 73,613 | 80,381 | 85,246 | 104,034 | 88,052 | 81,192 | 76,866 |
| Poland | 55,602 | 62,221 | 60,838 | 53,456 | 71,215 | 59,537 | 48,478 | 58,936 | 61,677 | 62,962 | 74,120 |
| Sweden | 45,455 | 54,760 | 57,248 | 55,519 | 43,318 | 58,037 | 58,870 | 56,470 | 66,821 | 65,208 | 71,823 |
| Thailand | 60,327 | 106,897 | 76,378 | 69,669 | 66,368 | 74,604 | 81,413 | 69,364 | 69,562 | 59,260 | 70,773 |
| Chile | 67 | 100 | 64 | 74 | 120,828 | 60,638 | 25,331 | 52,976 | 51,704 | 50,559 | 65,679 |
| Rest of the World | 1,279,451 | 1,170,400 | 1,102,671 | 1,035,128 | 1,246,076 | 1,330,620 | 1,331,332 | 3,595,315 | 5,530,427 | 2,249,692 | 986,166 |
| Grand Total | 5,166,282 | 5,229,339 | 5,018,347 | 4,730,997 | 5,557,203 | 5,988,176 | 6,024,926 | 5,589,066 | 5,351,580 | 5,021,164 | 4,990,647 |

*Notes
1) Data tables were derived from the UN Comtrade Database (last downloaded on March 23, 2018)
2) Top 20 determined by latest year of complete data
3) Export data adjusted for Pakistan, United Arab Emirates, and the United States

# Global Trade-Copper Scrap Imports

| Top 20 Importers | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| China | 4,942,874 | 5,584,644 | 5,576,590 | 3,997,436 | 4,363,469 | 4,685,721 | 4,858,525 | 4,371,650 | 3,873,287 | 3,656,925 | 3,348,095 |
| Germany | 585,140 | 595,749 | 563,559 | 454,753 | 626,443 | 646,282 | 660,890 | 619,121 | 658,986 | 603,783 | 606,841 |
| Belgium | 295,565 | 316,297 | 245,758 | 212,834 | 265,228 | 253,533 | 303,572 | 334,658 | 291,471 | 234,806 | 296,845 |
| Rep. of Korea | 205,251 | 221,054 | 217,008 | 163,020 | 202,898 | 263,182 | 300,708 | 291,178 | 298,548 | 289,645 | 273,616 |
| Japan | 120,787 | 135,663 | 138,729 | 97,144 | 159,424 | 136,881 | 142,559 | 127,914 | 160,128 | 169,435 | 228,471 |
| India | 108,006 | 105,210 | 103,334 | 78,540 | 92,399 | 154,783 | 203,493 | 141,417 | 168,529 | 174,340 | 179,375 |
| Netherlands | 110,753 | 117,259 | 116,503 | 178,385 | 144,426 | 204,327 | 206,685 | 166,106 | 147,516 | 150,067 | 150,003 |
| Italy | 215,687 | 180,706 | 169,257 | 94,755 | 129,103 | 148,430 | 137,615 | 151,702 | 178,161 | 164,534 | 144,048 |
| Spain | 95,415 | 57,641 | 65,109 | 68,431 | 82,931 | 89,499 | 97,129 | 104,671 | 114,867 | 112,409 | 128,279 |
| Taiwan | 145,904 | 130,130 | 106,518 | 70,266 | 90,422 | 89,735 | 93,867 | 99,353 | 95,721 | 94,597 | 111,069 |
| USA | 117,506 | 132,915 | 106,333 | 71,833 | 95,895 | 109,736 | 104,585 | 106,331 | 116,618 | 111,668 | 125,293 |
| Hong Kong | 146,862 | 189,576 | 210,413 | 190,410 | 155,271 | 127,483 | 105,606 | 116,032 | 119,890 | 128,249 | 97,581 |
| Austria | 88,890 | 90,398 | 114,063 | 134,135 | 145,902 | 130,675 | 127,186 | 102,554 | 105,904 | 88,646 | 83,968 |
| Sweden | 55,756 | 80,880 | 91,807 | 96,739 | 105,279 | 120,154 | 136,653 | 149,992 | 101,726 | 114,664 | 77,173 |
| Canada | 56,139 | 143,124 | 51,646 | 41,036 | 73,480 | 65,652 | 57,825 | 81,987 | 67,809 | 69,803 | 76,526 |
| Poland | 4,902 | 18,747 | 19,152 | 15,467 | 24,075 | 26,872 | 52,632 | 49,668 | 63,001 | 67,297 | 75,594 |
| France | 94,588 | 87,112 | 74,817 | 46,626 | 66,763 | 79,085 | 75,365 | 61,436 | 64,726 | 96,427 | 63,272 |
| Bulgaria | 7,784 | 12,725 | 25,330 | 20,721 | 35,464 | 52,461 | 64,561 | 56,040 | 60,453 | 59,728 | 49,543 |
| United Kingdom | 21,080 | 21,890 | 21,611 | 18,404 | 28,193 | 29,292 | 26,833 | 25,046 | 28,226 | 28,135 | 35,073 |
| Slovakia | 17,959 | 17,517 | 30,091 | 31,622 | 39,796 | 30,755 | 38,481 | 28,928 | 34,381 | 25,669 | 34,559 |
| Rest of the World | 213,535 | 316,638 | 245,528 | 210,724 | 275,393 | 341,759 | 335,706 | 313,469 | 311,689 | 289,235 | 290,973 |

*Notes
1) Data tables were derived from the UN Comtrade Database (last downloaded on March 23, 2018)
2) Top 20 determined by latest year of complete data
3) Import data adjusted for the Netherlands and the United States

# Global Trade-Aluminum Scrap Exports

| Top 20 Exporters | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| USA | 1,442,272 | 1,522,021 | 1,935,165 | 1,596,601 | 1,821,190 | 2,049,151 | 1,967,664 | 1,812,917 | 1,666,019 | 1,498,303 | 1,279,788 |
| Germany | 732,938 | 770,065 | 702,737 | 753,216 | 823,810 | 945,815 | 976,412 | 935,339 | 1,056,231 | 1,064,372 | 1,043,968 |
| Canada | 417,369 | 429,765 | 403,882 | 365,356 | 443,996 | 473,247 | 482,748 | 457,277 | 493,456 | 499,982 | 501,550 |
| France | 345,107 | 379,101 | 342,467 | 345,308 | 403,660 | 428,246 | 424,881 | 448,284 | 482,768 | 450,827 | 454,778 |
| United Kingdom | 385,292 | 848,568 | 874,909 | 419,972 | 454,699 | 440,726 | 445,390 | 402,061 | 452,606 | 406,070 | 439,713 |
| Netherlands | 334,426 | 317,877 | 264,142 | 200,650 | 317,038 | 322,834 | 378,652 | 320,523 | 349,012 | 360,748 | 370,527 |
| Belgium | 183,412 | 185,891 | 177,550 | 219,804 | 274,632 | 320,103 | 311,159 | 313,183 | 285,677 | 278,763 | 274,128 |
| Australia | 173,865 | 178,498 | 177,078 | 160,948 | 196,259 | 189,361 | 205,016 | 207,246 | 228,379 | 258,970 | 266,061 |
| Poland | 107,210 | 113,008 | 122,681 | 99,522 | 123,979 | 150,581 | 152,463 | 154,829 | 180,076 | 179,880 | 215,418 |
| Austria | 79,390 | 90,275 | 87,952 | 117,949 | 122,057 | 105,137 | 128,587 | 151,419 | 173,159 | 151,625 | 199,021 |
| Mexico | 163,079 | 179,260 | 186,510 | 162,668 | 183,932 | 194,355 | 234,333 | 169,557 | 151,152 | 156,049 | 180,629 |
| Japan | 103,137 | 108,933 | 83,776 | 147,695 | 98,621 | 109,443 | 146,450 | 157,903 | 150,737 | 150,054 | 174,115 |
| Saudi Arabia | 101,894 | 131,242 | 111,569 | 103,413 | 137,349 | 149,895 | 200,558 | 176,108 | 189,858 | 156,296 | 170,525 |
| United Arab Emirates | 43,291 | 46,171 | 53,129 | 90,278 | 128,798 | 112,367 | 143,071 | 164,251 | 162,986 | 139,675 | 163,981 |
| Italy | 50,536 | 47,153 | 66,993 | 88,702 | 107,155 | 103,006 | 103,667 | 107,060 | 111,214 | 144,319 | 151,977 |
| Switzerland | 140,657 | 139,599 | 125,769 | 116,520 | 132,086 | 138,643 | 141,836 | 149,337 | 157,500 | 139,313 | 146,205 |
| Sweden | 67,871 | 108,115 | 106,580 | 89,939 | 87,491 | 95,495 | 106,761 | 102,955 | 112,675 | 102,166 | 111,549 |
| Spain | 43,191 | 34,104 | 110,468 | 46,974 | 66,976 | 51,518 | 90,881 | 94,856 | 80,107 | 89,263 | 100,021 |
| Denmark | 62,112 | 52,493 | 63,813 | 67,853 | 67,449 | 67,131 | 69,974 | 71,975 | 79,029 | 75,502 | 80,602 |
| Czechia | 54,472 | 61,078 | 58,438 | 49,251 | 71,398 | 91,192 | 87,699 | 57,714 | 72,423 | 81,820 | 77,986 |
| Rest of the World | 1,160,062 | 1,164,287 | 2,199,497 | 952,681 | 1,337,992 | 2,252,639 | 1,514,186 | 1,364,435 | 1,418,872 | 1,434,042 | 1,496,787 |
| Grand Total | 6,191,581 | 6,907,503 | 8,255,103 | 6,195,302 | 7,400,567 | 8,790,883 | 8,312,391 | 7,819,230 | 8,053,936 | 7,818,040 | 7,899,327 |

*Notes
1) Data tables were derived from the UN Comtrade Database (last downloaded on March 23, 2018)
2) Top 20 determined by latest year of complete data
3) Export data was adjusted for the United Arab Emirates

# Global Trade-Aluminum Scrap Imports

| Top 20 Importers | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| China | 1,765,374 | 2,090,604 | 2,154,768 | 2,626,116 | 2,854,156 | 2,685,684 | 2,592,533 | 2,504,366 | 2,305,580 | 2,086,855 | 1,917,435 |
| India | 247,929 | 237,194 | 241,180 | 297,855 | 456,333 | 584,740 | 709,532 | 724,101 | 840,540 | 882,882 | 919,376 |
| Germany | 597,310 | 613,081 | 543,837 | 362,582 | 479,416 | 534,989 | 577,092 | 560,691 | 656,604 | 790,138 | 770,140 |
| Rep. of Korea | 377,177 | 467,491 | 503,154 | 443,898 | 545,692 | 566,953 | 641,800 | 711,174 | 801,211 | 745,958 | 715,173 |
| Italy | 377,548 | 448,689 | 386,459 | 273,083 | 376,486 | 461,302 | 445,450 | 456,370 | 511,986 | 520,448 | 517,954 |
| USA | 495,527 | 462,068 | 476,462 | 395,212 | 480,034 | 545,913 | 564,447 | 538,196 | 536,994 | 509,848 | 513,240 |
| Austria | 155,586 | 166,850 | 170,815 | 162,155 | 268,845 | 282,707 | 304,271 | 280,710 | 285,563 | 282,557 | 308,272 |
| Belgium | 192,053 | 192,072 | 193,475 | 203,681 | 221,425 | 254,967 | 247,463 | 219,054 | 237,096 | 248,872 | 275,997 |
| France | 206,107 | 188,814 | 193,826 | 215,537 | 259,420 | 291,690 | 266,280 | 245,937 | 231,714 | 215,905 | 260,759 |
| Poland | 52,416 | 59,519 | 66,968 | 66,793 | 84,850 | 106,438 | 107,598 | 176,509 | 205,230 | 238,950 | 235,391 |
| Spain | 107,753 | 124,093 | 109,861 | 67,321 | 111,942 | 125,190 | 155,371 | 176,445 | 200,411 | 205,856 | 203,673 |
| Netherlands | 197,160 | 204,117 | 210,203 | 88,053 | 184,066 | 241,081 | 265,741 | 220,965 | 233,610 | 202,103 | 185,978 |
| Luxembourg | 198,508 | 196,584 | 136,806 | 98,962 | 128,607 | 151,237 | 162,001 | 165,014 | 154,961 | 150,110 | 142,363 |
| Malaysia | 270,015 | 45,225 | 56,249 | 61,754 | 64,318 | 79,515 | 74,988 | 70,492 | 88,132 | 93,747 | 136,665 |
| Czechia | 49,358 | 63,606 | 58,686 | 50,279 | 61,714 | 88,951 | 105,390 | 83,294 | 78,491 | 83,103 | 125,211 |
| Pakistan | 45,969 | 80,236 | 59,118 | 84,872 | 88,661 | 90,483 | 102,437 | 76,094 | 105,850 | 130,775 | 125,163 |
| United Kingdom | 141,469 | 158,724 | 149,900 | 117,673 | 126,773 | 110,275 | 103,224 | 113,461 | 168,300 | 123,124 | 123,246 |
| Canada | 139,489 | 166,687 | 163,312 | 118,266 | 117,870 | 121,575 | 92,098 | 90,898 | 102,034 | 117,890 | 117,266 |
| Mexico | 112,820 | 112,489 | 100,475 | 69,488 | 126,783 | 105,363 | 102,328 | 89,255 | 118,549 | 151,924 | 113,830 |
| Slovenia | 51,596 | 52,126 | 51,194 | 37,315 | 51,792 | 52,844 | 61,462 | 69,014 | 77,942 | 84,186 | 91,076 |
| Rest of the World | 772,477 | 955,666 | 1,020,837 | 668,410 | 956,239 | 995,670 | 882,814 | 915,381 | 965,009 | 992,748 | 965,013 |
| Grand Total | 6,553,642 | 7,085,935 | 7,047,583 | 6,509,306 | 8,045,420 | 8,477,565 | 8,564,322 | 8,487,420 | 8,905,809 | 8,857,977 | 8,763,220 |

*Notes
1) Data tables were derived from the UN Comtrade Database (last downloaded on March 23, 2018)
2) Top 20 determined by latest year of complete data

# Global Trade-Nickel Scrap Exports

| Top 20 Exporters | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| USA | 44,558 | 76,372 | 40,090 | 11,279 | 22,253 | 34,301 | 26,974 | 26,004 | 30,758 | 27,077 | 17,865 |
| Saudi Arabia | 6,423 | 1,155 | 3,747 | 7,202 | 12,575 | 10,626 | 9,919 | 14,429 | 17,797 | 13,224 | 17,641 |
| United Kingdom | 15,841 | 16,687 | 18,329 | 12,310 | 20,072 | 17,885 | 33,477 | 20,994 | 15,772 | 12,015 | 15,172 |
| Germany | 6,354 | 7,383 | 5,647 | 8,227 | 9,563 | 8,918 | 7,727 | 6,516 | 9,882 | 10,866 | 9,977 |
| United Arab Emirates | 449 | 1,221 | 85 | 239 | 597 | 1,298 | 558 | 453 | 1,122 | 2,120 | 8,428 |
| Belgium | 3,488 | 4,907 | 2,809 | 6,813 | 3,371 | 7,364 | 2,418 | 3,146 | 11,769 | 3,477 | 8,382 |
| France | 7,826 | 7,565 | 7,507 | 11,435 | 30,601 | 11,634 | 12,683 | 9,164 | 10,253 | 8,078 | 7,627 |
| Rep. of Korea | 7,879 | 10,297 | 10,689 | 9,241 | 17,459 | 6,043 | 4,440 | 4,457 | 7,490 | 8,429 | 7,102 |
| Canada | 4,258 | 4,682 | 6,552 | 4,857 | 4,311 | 5,016 | 4,935 | 4,387 | 7,173 | 6,972 | 6,387 |
| Austria | 2,342 | 2,201 | 1,750 | 2,098 | 1,607 | 2,709 | 2,633 | 3,322 | 5,402 | 3,659 | 5,012 |
| Japan | 1,406 | 1,065 | 1,483 | 1,100 | 2,156 | 2,069 | 2,994 | 3,519 | 5,336 | 5,527 | 4,788 |
| Czechia | 5,024 | 1,370 | 776 | 2,420 | 4,358 | 3,458 | 6,880 | 6,608 | 3,201 | 3,842 | 3,700 |
| Mexico | 2,404 | 2,936 | 2,187 | 1,990 | 2,976 | 3,395 | 3,241 | 2,977 | 3,216 | 2,930 | 2,826 |
| Singapore | 4,347 | 3,898 | 2,892 | 1,854 | 2,908 | 2,611 | 1,792 | 1,664 | 2,073 | 1,640 | 2,393 |
| Malaysia | 48,090 | 4,805 | 3,943 | 4,026 | 7,109 | 6,442 | 10,633 | 7,418 | 9,170 | 2,186 | 2,046 |
| Taiwan | 1,475 | 2,548 | 1,358 | 1,306 | 1,421 | 1,057 | 1,222 | 1,421 | 1,758 | 1,547 | 1,788 |
| Switzerland | 1,669 | 1,750 | 1,603 | 1,519 | 1,090 | 909 | 1,214 | 1,069 | 1,649 | 992 | 1,522 |
| Spain | 997 | 221 | 227 | 875 | 366 | 376 | 454 | 339 | 1,284 | 384 | 1,399 |
| Sweden | 5,741 | 5,343 | 1,517 | 1,377 | 1,021 | 1,137 | 13,857 | 1,264 | 1,397 | 1,175 | 1,342 |
| Netherlands | 1,740 | 4,456 | 4,614 | 1,711 | 1,956 | 1,793 | 1,336 | 2,948 | 3,252 | 1,529 | 1,221 |
| Rest of the World | 14,504 | 13,155 | 14,806 | 18,095 | 22,652 | 15,089 | 10,385 | 8,839 | 13,956 | 19,839 | 9,618 |
| Grand Total | 186,814 | 174,017 | 132,610 | 109,974 | 170,422 | 144,131 | 159,774 | 130,937 | 163,709 | 137,506 | 136,236 |

*Notes
1) Data tables were derived from the UN Comtrade Database (last downloaded on March 23, 2018)
2) Top 20 determined by latest year of complete data

# Global Trade-Nickel Scrap Imports

| Top 20 Importers | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Canada | 13,100 | 20,151 | 18,227 | 6,311 | 13,458 | 18,993 | 21,108 | 18,892 | 21,310 | 20,079 | 21,429 |
| USA | 13,695 | 14,817 | 19,187 | 16,850 | 18,271 | 17,146 | 21,262 | 18,692 | 28,542 | 25,310 | 17,453 |
| United Kingdom | 8,468 | 11,882 | 10,890 | 9,736 | 8,783 | 6,729 | 8,834 | 9,887 | 10,999 | 9,405 | 12,325 |
| Sweden | 9,176 | 9,121 | 12,217 | 8,708 | 10,491 | 10,333 | 8,801 | 8,896 | 9,928 | 12,283 | 12,044 |
| Germany | 15,507 | 19,800 | 18,315 | 8,259 | 8,584 | 12,461 | 14,209 | 10,176 | 12,072 | 10,515 | 10,370 |
| Japan | 6,702 | 6,889 | 5,397 | 3,919 | 5,638 | 5,762 | 5,342 | 7,247 | 10,236 | 8,392 | 9,248 |
| Netherlands | 9,870 | 14,008 | 12,647 | 4,666 | 10,872 | 4,607 | 2,507 | 2,803 | 4,208 | 4,708 | 4,732 |
| France | 2,387 | 1,337 | 2,137 | 1,265 | 2,164 | 2,867 | 2,713 | 3,063 | 3,036 | 3,229 | 2,716 |
| India | 1,332 | 2,209 | 705 | 836 | 1,005 | 1,158 | 619 | 2,300 | 2,481 | 2,385 | 2,145 |
| Italy | 1,606 | 1,378 | 943 | 765 | 1,063 | 656 | 899 | 1,330 | 1,533 | 1,079 | 2,117 |
| Singapore | 2,856 | 3,049 | 3,019 | 2,466 | 4,062 | 2,520 | 1,432 | 1,802 | 2,234 | 1,135 | 1,419 |
| Austria | 655 | 2,245 | 1,165 | 368 | 440 | 527 | 1,917 | 4,359 | 4,376 | 1,959 | 1,248 |
| Belgium | 492 | 10,086 | 559 | 284 | 1,315 | 1,545 | 1,888 | 2,448 | 785 | 461 | 1,164 |
| Rep. of Korea | 214 | 492 | 816 | 874 | 433 | 573 | 374 | 313 | 676 | 1,358 | 1,048 |
| Hong Kong | 85 | 290 | 79 | 477 | 40 | 50 | 308 | 252 | 1,298 | 213 | 929 |
| Czechia | 152 | 298 | 473 | 1,468 | 1,257 | 250 | 1,442 | 1,183 | 755 | 637 | 869 |
| Spain | 180 | 274 | 120 | 236 | 151 | 806 | 554 | 386 | 728 | 595 | 653 |
| Taiwan | 462 | 215 | 220 | 497 | 399 | 469 | 252 | 792 | 357 | 220 | 395 |
| Thailand | 80 | 116 | 131 | 46 | 75 | 115 | 269 | 222 | 306 | 963 | 335 |
| Slovenia | 18 | 79 | 75 | 5 | 84 | 61 | 8 | 11 | 31 | 129 | 314 |
| Rest of the World | 3,118 | 10,168 | 6,425 | 3,851 | 1,341 | 1,523 | 849 | 1,318 | 892 | 1,251 | 795 |
| Grand Total | 90,154 | 128,904 | 113,748 | 71,886 | 89,927 | 89,151 | 95,587 | 96,372 | 116,782 | 106,307 | 103,749 |

*Notes
1) Data tables were derived from the UN Comtrade Database (last downloaded on March 23, 2018)
2) Top 20 determined by latest year of complete data
3) Import data was adjusted for Slovenia

# Global Trade-Lead Scrap Exports

| Top 20 Exporters | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| United Kingdom | 945 | 2,795 | 19,510 | 30,725 | 37,782 | 36,865 | 21,173 | 18,684 | 56,432 | 42,978 | 65,232 |
| France | 21,857 | 29,541 | 15,826 | 18,439 | 37,437 | 20,805 | 15,939 | 22,573 | 25,644 | 57,659 | 49,019 |
| Netherlands | 16,067 | 21,822 | 12,278 | 13,807 | 35,168 | 30,486 | 22,847 | 38,896 | 42,570 | 52,276 | 45,785 |
| USA | 120,934 | 128,837 | 174,795 | 140,364 | 28,000 | 31,449 | 25,914 | 34,352 | 36,344 | 46,573 | 39,496 |
| Ireland | 142 | 496 | 49 | 114 | 638 | 4,144 | 42,384 | 30,834 | 39,979 | 31,871 | 31,620 |
| United Arab Emirates | 4,726 | 4,646 | 5,212 | 5,967 | 14,469 | 13,815 | 14,867 | 15,647 | 19,285 | 19,498 | 29,517 |
| Australia | 1,559 | 9,390 | 15,491 | 12,831 | 23,526 | 24,508 | 20,786 | 6,268 | 21,812 | 17,388 | 24,858 |
| Belgium | 14,891 | 19,724 | 18,105 | 21,893 | 21,112 | 18,789 | 18,100 | 18,204 | 18,420 | 16,453 | 15,982 |
| Germany | 9,512 | 17,801 | 13,133 | 13,100 | 9,892 | 12,898 | 8,004 | 12,895 | 16,250 | 8,845 | 11,059 |
| Portugal | 14,522 | 10,443 | 4,230 | 2,241 | 1,811 | 2,047 | 1,348 | 3,522 | 1,866 | 1,753 | 7,854 |
| Italy | 3,806 | 8,513 | 7,712 | 9,027 | 10,896 | 10,173 | 14,804 | 11,681 | 12,877 | 7,192 | 7,018 |
| Sweden | 705 | 734 | 816 | 1,044 | 1,454 | 1,471 | 1,458 | 1,114 | 9,181 | 5,570 | 6,940 |
| Romania | 4,389 | 4,659 | 2,997 | 2,526 | 5,659 | 6,846 | 5,419 | 3,884 | 11,269 | 7,557 | 6,788 |
| Thailand | 271 | 229 | 314 | 738 | 701 | 1,066 | 2,048 | 351 | 579 | 256 | 5,223 |
| Hungary | 3,286 | 2,211 | 1,414 | 1,267 | 1,130 | 2,428 | 1,696 | 3,045 | 2,987 | 3,634 | 5,059 |
| Switzerland | 3,124 | 4,860 | 3,236 | 4,748 | 5,497 | 5,732 | 5,301 | 4,424 | 4,438 | 4,053 | 4,714 |
| Poland | 2,041 | 3,040 | 960 | 1,517 | 1,506 | 947 | 1,277 | 1,046 | 946 | 3,776 | 4,004 |
| Finland | 2,421 | 604 | 587 | 357 | 340 | 328 | 1,231 | 2,130 | 2,576 | 3,392 | 3,837 |
| Austria | 3,989 | 4,616 | 2,176 | 775 | 1,720 | 4,842 | 3,175 | 2,107 | 2,062 | 2,182 | 3,657 |
| Norway | 300 | 6 | 31 | 540 | 41 | 77 | 218 | 136 | 6,841 | 3,804 | 3,593 |
| Rest of the World | 91,018 | 98,950 | 81,980 | 77,907 | 85,425 | 79,794 | 78,743 | 75,956 | 68,090 | 57,159 | 43,815 |
| Grand Total | 316,530 | 368,681 | 380,229 | 359,925 | 324,119 | 311,552 | 311,514 | 315,553 | 394,817 | 399,174 | 425,094 |

*Notes
1) Data tables were derived from the UN Comtrade Database (last downloaded on March 23, 2018
2) Top 20 determined by latest year of complete data
3) Export data was adjusted for Pakistan, El Salvador, Ghana, and Norway

# Global Trade-Lead Scrap Imports

| Top 20 Importers | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| India | 26,493 | 15,395 | 25,212 | 34,811 | 57,012 | 63,067 | 53,615 | 59,455 | 60,386 | 57,620 | 64,923 |
| Spain | 30,848 | 45,434 | 35,556 | 35,703 | 43,432 | 42,236 | 34,702 | 35,284 | 32,249 | 42,845 | 43,740 |
| Belgium | 40,007 | 54,388 | 25,409 | 34,275 | 30,693 | 32,938 | 25,392 | 26,501 | 29,338 | 26,227 | 26,308 |
| Poland | 1,108 | 1,256 | 2,371 | 2,276 | 7,164 | 6,365 | 4,979 | 10,370 | 11,139 | 14,148 | 21,527 |
| Bulgaria | 1,346 | 3,548 | 5,478 | 12,143 | 17,461 | 4,627 | 1,660 | 11,050 | 16,660 | 16,484 | 17,827 |
| Germany | 21,656 | 30,314 | 28,230 | 40,546 | 39,652 | 35,823 | 28,071 | 28,412 | 26,401 | 15,455 | 15,355 |
| United Arab Emirates | 1,132 | 856 | 1,231 | 1,245 | 1,682 | 3,524 | 11,875 | 21,092 | 27,420 | 21,010 | 15,250 |
| Ireland | 37,664 | 25,828 | 17,702 | 16,689 | 12,074 | 12,305 | 14,089 | 16,572 | 16,128 | 12,435 | 12,295 |
| Czechia | 4,411 | 6,519 | 4,773 | 4,157 | 2,901 | 2,932 | 2,723 | 4,369 | 5,232 | 2,894 | 10,998 |
| Netherlands | 17,508 | 22,006 | 11,325 | 13,593 | 21,255 | 16,886 | 15,138 | 10,578 | 8,823 | 9,607 | 8,686 |
| Portugal | 822 | 1,056 | 493 | 305 | 822 | 346 | 1,019 | 4,870 | 961 | 7,085 | 7,971 |
| Sweden | 3,101 | 3,770 | 2,092 | 4,979 | 9,464 | 8,400 | 9,627 | 9,282 | 9,575 | 11,627 | 6,323 |
| Greece | 138 | 2,071 | 2,801 | 1,753 | 1,692 | 2,900 | 2,182 | 915 | 1,032 | 2,128 | 6,261 |
| USA | 4,365 | 5,277 | 5,188 | 7,160 | 20,078 | 25,476 | 19,955 | 9,430 | 12,551 | 4,932 | 5,900 |
| South Africa | 10,456 | 10,761 | 6,947 | 7,554 | 9,233 | 6,829 | 12,214 | 6,369 | 6,569 | 3,997 | 5,582 |
| United Kingdom | 5,933 | 17,685 | 4,535 | 4,904 | 9,046 | 4,839 | 3,258 | 4,169 | 7,236 | 6,532 | 5,482 |
| Rep. of Korea | 876 | 1,527 | 1,749 | 3,246 | 4,426 | 5,132 | 15,735 | 10,351 | 10,238 | 13,620 | 5,270 |
| Canada | 80,162 | 64,788 | 93,314 | 78,834 | 8,089 | 5,038 | 4,365 | 6,493 | 4,268 | 4,050 | 5,027 |
| Latvia | 13 | 4 | 19 | 24 | 92 | 1,221 | 502 | 922 | 3,836 | 4,271 | 4,484 |
| Slovenia | 2,978 | 4,995 | 1,506 | 1,979 | 3,807 | 3,655 | 3,787 | 4,117 | 5,056 | 3,659 | 4,406 |
| Rest of the World | 53,048 | 65,329 | 39,239 | 30,458 | 32,049 | 43,861 | 38,934 | 26,596 | 20,997 | 16,004 | 24,166 |
| Grand Total | 344,064 | 382,806 | 315,171 | 336,636 | 332,125 | 328,399 | 303,824 | 307,197 | 316,093 | 296,630 | 317,782 |

*Notes
1) Data tables were derived from the UN Comtrade Database (last downloaded on March 23, 2018
2) Top 20 determined by latest year of complete data

## Global Trade-Zinc Scrap Exports

| Top 20 Exporters | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| France | 71,223 | 56,124 | 43,750 | 45,976 | 51,481 | 45,491 | 60,946 | 99,123 | 118,166 | 79,287 | 93,173 |
| Germany | 58,008 | 59,297 | 51,800 | 68,648 | 74,269 | 74,965 | 73,263 | 52,770 | 53,342 | 45,865 | 40,739 |
| Thailand | 3,563 | 5,600 | 4,153 | 5,701 | 12,684 | 8,323 | 4,019 | 1,801 | 4,472 | 11,606 | 30,759 |
| Netherlands | 39,073 | 67,010 | 19,815 | 17,399 | 32,543 | 25,629 | 29,417 | 26,682 | 31,910 | 26,101 | 27,464 |
| USA | 83,842 | 102,305 | 90,992 | 47,119 | 77,934 | 85,223 | 90,447 | 88,047 | 71,446 | 55,224 | 26,567 |
| Belgium | 56,015 | 40,807 | 15,533 | 16,627 | 14,845 | 11,592 | 15,048 | 14,353 | 15,842 | 13,646 | 15,205 |
| Spain | 8,542 | 5,576 | 6,210 | 26,675 | 37,362 | 15,625 | 8,283 | 17,625 | 8,669 | 9,171 | 12,586 |
| Saudi Arabia | 3,254 | 4,128 | 5,003 | 2,628 | 4,603 | 5,522 | 6,792 | 11,045 | 11,444 | 10,247 | 12,405 |
| Canada | 18,647 | 13,359 | 6,121 | 5,690 | 10,770 | 14,257 | 15,069 | 18,127 | 22,341 | 17,561 | 11,704 |
| Austria | 4,267 | 2,141 | 8,306 | 6,099 | 5,757 | 8,583 | 8,591 | 10,440 | 10,077 | 7,663 | 11,424 |
| Italy | 12,911 | 13,067 | 9,060 | 12,429 | 16,452 | 13,143 | 7,149 | 7,024 | 10,407 | 9,262 | 9,160 |
| Romania | 228 | 1,348 | 442 | 1,615 | 711 | 597 | 672 | 592 | 885 | 6,753 | 7,653 |
| Poland | 220 | 425 | 403 | 1,593 | 1,086 | 1,046 | 464 | 570 | 1,388 | 2,981 | 5,740 |
| United Arab Emirates | 3,226 | 3,816 | 3,240 | 2,359 | 3,271 | 4,880 | 5,883 | 4,666 | 4,369 | 4,264 | 5,344 |
| Malaysia | 71,828 | 5,774 | 6,322 | 5,767 | 4,585 | 5,950 | 8,442 | 15,463 | 12,700 | 12,589 | 4,742 |
| Czechia | 3,041 | 2,966 | 2,885 | 2,716 | 4,798 | 4,474 | 4,971 | 3,769 | 3,539 | 2,941 | 3,514 |
| Mexico | 11,926 | 6,364 | 6,199 | 6,370 | 3,146 | 2,684 | 2,768 | 3,288 | 3,388 | 3,295 | 3,507 |
| Japan | 3,219 | 4,238 | 3,908 | 3,071 | 4,472 | 4,417 | 3,712 | 3,924 | 3,852 | 3,457 | 3,315 |
| Denmark | 3,879 | 2,610 | 2,442 | 2,704 | 2,549 | 2,429 | 2,557 | 2,329 | 2,517 | 3,023 | 3,019 |
| United Kingdom | 4,571 | 4,998 | 3,257 | 5,135 | 14,933 | 11,100 | 8,356 | 2,154 | 4,736 | 5,310 | 2,971 |
| Rest of the World | 105,372 | 66,140 | 50,062 | 44,382 | 43,333 | 45,426 | 43,919 | 46,202 | 62,020 | 40,963 | 40,173 |
| Grand Total | 566,855 | 468,093 | 339,903 | 310,945 | 418,310 | 391,357 | 400,770 | 429,993 | 457,510 | 371,211 | 371,164 |

*Notes
1) Data tables were derived from the UN Comtrade Database (last downloaded on March 23, 2018
2) Top 20 determined by latest year of complete data

# Global Trade-Zinc Scrap Imports

| Top 20 Importers | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| China | 173,448 | 174,076 | 168,742 | 109,743 | 158,801 | 150,440 | 140,295 | 122,479 | 98,892 | 80,414 | 63,713 |
| Italy | 18,498 | 19,419 | 15,156 | 16,379 | 24,973 | 32,789 | 32,447 | 36,909 | 48,094 | 45,922 | 53,877 |
| India | 119,023 | 43,549 | 24,472 | 44,419 | 39,533 | 35,941 | 49,860 | 59,546 | 67,024 | 44,821 | 47,803 |
| Belgium | 40,500 | 35,355 | 25,946 | 22,456 | 27,172 | 31,348 | 34,756 | 52,633 | 68,820 | 39,227 | 38,080 |
| Netherlands | 14,872 | 10,439 | 6,865 | 22,929 | 27,727 | 17,639 | 29,811 | 41,486 | 36,996 | 25,767 | 34,468 |
| Germany | 37,545 | 64,897 | 14,222 | 27,118 | 40,332 | 25,516 | 24,781 | 23,261 | 26,481 | 25,431 | 33,624 |
| Rep. of Korea | 6,535 | 2,529 | 3,995 | 3,845 | 5,913 | 3,289 | 1,349 | 5,173 | 4,967 | 11,723 | 29,413 |
| USA | 21,416 | 19,385 | 12,208 | 9,179 | 13,932 | 16,269 | 18,143 | 19,161 | 23,473 | 17,815 | 11,563 |
| France | 24,787 | 6,253 | 2,300 | 6,256 | 17,491 | 9,771 | 8,838 | 7,623 | 8,129 | 7,994 | 8,439 |
| Poland | 2,714 | 3,822 | 7,812 | 5,850 | 10,375 | 12,002 | 11,454 | 12,779 | 15,366 | 18,113 | 7,320 |
| Luxembourg | 4,783 | 4,707 | 5,322 | 3,171 | 3,746 | 4,735 | 4,227 | 3,248 | 5,628 | 6,219 | 5,534 |
| Spain | 10,837 | 9,588 | 5,165 | 3,301 | 2,478 | 2,407 | 2,602 | 2,809 | 3,587 | 4,153 | 4,666 |
| Austria | 5,471 | 4,209 | 4,244 | 4,033 | 4,662 | 4,562 | 4,025 | 3,284 | 4,460 | 3,707 | 4,345 |
| Japan | 1,760 | 2,534 | 3,617 | 4,731 | 5,429 | 8,982 | 5,939 | 7,033 | 6,306 | 7,405 | 4,195 |
| Slovakia | 172 | 123 | 523 | 235 | 462 | 620 | 561 | 849 | 547 | 2,344 | 3,414 |
| United Kingdom | 22,866 | 7,811 | 5,082 | 3,237 | 2,361 | 1,192 | 2,346 | 801 | 1,172 | 2,757 | 2,254 |
| Malaysia | 2,860 | 3,316 | 2,951 | 3,452 | 1,162 | 961 | 1,348 | 1,790 | 2,830 | 2,979 | 2,223 |
| Taiwan | 15,318 | 15,014 | 6,041 | 3,869 | 6,407 | 10,288 | 6,337 | 4,072 | 4,140 | 3,208 | 1,768 |
| Hong Kong | 17,402 | 14,366 | 4,497 | 2,768 | 2,346 | 2,807 | 3,491 | 2,467 | 3,663 | 3,777 | 1,514 |
| United Arab Emirates | 1,907 | 4,098 | 3,814 | 1,517 | 3,590 | 2,922 | 2,437 | 6,165 | 17,296 | 1,569 | 1,361 |
| Rest of the World | 24,140 | 22,602 | 16,925 | 14,146 | 22,910 | 16,043 | 15,723 | 16,448 | 9,637 | 15,866 | 11,589 |
| Grand Total | 566,855 | 468,093 | 339,903 | 312,633 | 421,800 | 390,525 | 400,770 | 430,013 | 457,510 | 371,211 | 371,164 |

*Notes
1) Data tables were derived from the UN Comtrade Database (last downloaded on March 23, 2018)
2) Top 20 determined by latest year of complete data and corrected with export-based reports due to consistency issues

# Global Trade-Recovered Paper Exports

| Top 20 Exporters | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| USA | 15,911,832 | 18,098,687 | 18,227,721 | 19,067,095 | 18,777,917 | 21,009,012 | 20,142,035 | 18,964,015 | 18,469,673 | 19,566,483 | 19,752,523 |
| United Kingdom | 4,012,462 | 4,744,333 | 4,916,230 | 4,463,158 | 4,397,726 | 4,490,055 | 4,475,740 | 4,266,385 | 4,514,306 | 5,045,183 | 4,964,681 |
| Japan | 3,886,905 | 3,843,980 | 3,490,838 | 4,914,185 | 4,373,578 | 4,432,132 | 4,929,315 | 4,889,715 | 4,618,628 | 4,261,372 | 4,138,080 |
| Netherlands | 3,195,798 | 3,456,154 | 3,671,452 | 3,018,050 | 3,584,906 | 3,896,997 | 3,553,697 | 3,025,029 | 2,780,061 | 3,044,991 | 3,058,185 |
| France | 1,986,173 | 2,113,364 | 2,171,191 | 2,739,764 | 2,623,678 | 2,924,478 | 3,052,896 | 2,895,122 | 2,855,845 | 2,868,832 | 2,858,269 |
| Germany | 3,339,543 | 2,711,573 | 3,291,667 | 3,472,987 | 2,898,459 | 3,412,633 | 3,082,461 | 2,785,491 | 2,468,553 | 2,644,858 | 2,720,539 |
| Canada | 1,017,382 | 1,252,915 | 1,224,604 | 1,698,604 | 1,864,690 | 2,049,243 | 2,341,126 | 2,128,628 | 2,085,177 | 2,344,550 | 2,576,480 |
| Italy | 894,496 | 1,105,497 | 1,522,216 | 1,861,347 | 1,626,848 | 1,737,597 | 1,933,141 | 1,685,179 | 1,677,646 | 1,821,317 | 1,939,935 |
| Australia | 998,884 | 1,232,836 | 1,281,067 | 1,392,835 | 1,467,171 | 1,406,825 | 1,603,241 | 1,479,868 | 1,469,948 | 1,564,261 | 1,469,784 |
| Belgium | 2,360,550 | 2,324,727 | 2,305,828 | 2,426,758 | 2,095,007 | 2,300,875 | 2,017,862 | 1,867,588 | 1,633,718 | 1,580,974 | 1,457,083 |
| Spain | 389,155 | 503,628 | 732,422 | 954,049 | 664,796 | 782,817 | 709,901 | 665,860 | 891,583 | 1,013,825 | 1,152,768 |
| Czechia | 260,698 | 296,882 | 382,637 | 409,865 | 476,420 | 545,877 | 642,053 | 711,857 | 731,631 | 795,423 | 818,204 |
| Hong Kong | 934,041 | 1,101,969 | 1,091,196 | 1,027,229 | 1,194,535 | 1,278,674 | 1,162,294 | 1,032,344 | 947,859 | 822,889 | 805,599 |
| Poland | 406,082 | 410,579 | 547,874 | 358,947 | 398,815 | 531,215 | 525,390 | 593,123 | 579,044 | 661,677 | 688,372 |
| Rep. of Korea | 123,592 | 463,101 | 292,981 | 324,226 | 271,987 | 323,617 | 547,378 | 428,212 | 482,050 | 554,553 | 635,458 |
| Singapore | 629,801 | 666,729 | 675,415 | 626,376 | 739,229 | 769,089 | 697,913 | 681,131 | 647,437 | 604,565 | 610,361 |
| Denmark | 711,165 | 746,662 | 711,374 | 727,302 | 701,627 | 712,923 | 686,961 | 585,989 | 561,959 | 587,373 | 588,206 |
| United Arab Emirates | 189,720 | 252,865 | 260,682 | 278,144 | 280,048 | 359,092 | 391,175 | 438,328 | 471,462 | 456,308 | 521,842 |
| Sweden | 198,389 | 314,655 | 339,885 | 318,223 | 395,164 | 478,873 | 431,363 | 451,439 | 453,130 | 466,853 | 501,829 |
| Switzerland | 450,246 | 518,858 | 542,404 | 550,441 | 589,798 | 573,381 | 539,251 | 520,576 | 499,651 | 485,420 | 477,643 |
| Rest of the World | 3,581,116 | 4,433,579 | 4,503,900 | 5,377,447 | 5,229,244 | 5,929,045 | 6,960,448 | 6,384,169 | 6,491,726 | 6,358,859 | 6,332,863 |
| Grand Total | 45,478,031 | 50,593,572 | 52,183,585 | 56,007,031 | 54,651,643 | 59,944,450 | 60,425,641 | 56,480,048 | 55,331,087 | 57,550,568 | 58,068,703 |

*Notes
1) Data tables were derived from the UN Comtrade Database (last downloaded on March 23, 2018)
2) Top 20 determined by latest year of complete data
3) Export data was adjusted for the United Arab Emirates

# Global Trade-Recovered Paper Imports

| Top 20 Importers | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| China | 19,621,156 | 22,562,110 | 24,205,826 | 27,501,707 | 24,352,351 | 27,278,635 | 30,067,145 | 29,236,774 | 27,518,476 | 29,283,649 | 28,498,511 |
| Germany | 3,113,906 | 3,025,551 | 3,164,258 | 2,860,872 | 3,624,764 | 4,108,603 | 4,021,672 | 3,907,364 | 3,954,795 | 4,001,180 | 4,285,733 |
| India | 1,737,049 | 1,782,177 | 1,739,619 | 2,161,685 | 1,962,983 | 2,079,101 | 2,303,727 | 2,531,167 | 3,187,792 | 3,088,921 | 3,177,568 |
| Netherlands | 2,577,200 | 2,449,310 | 2,568,851 | 1,376,270 | 2,928,725 | 3,193,646 | 2,931,399 | 2,739,020 | 2,383,691 | 2,618,133 | 2,748,707 |
| Indonesia | 2,081,228 | 2,224,823 | 2,080,390 | 2,284,656 | 2,412,462 | 2,323,760 | 2,292,488 | 2,216,424 | 2,280,384 | 1,692,351 | 2,021,051 |
| Spain | 1,125,285 | 1,277,484 | 1,170,728 | 921,186 | 1,279,188 | 1,154,169 | 1,226,263 | 1,544,586 | 1,505,165 | 1,627,547 | 1,638,323 |
| Rep. of Korea | 1,210,907 | 1,182,108 | 1,306,820 | 1,121,827 | 1,355,990 | 1,530,872 | 1,467,150 | 1,589,486 | 1,547,289 | 1,542,292 | 1,562,258 |
| Mexico | 1,443,660 | 2,065,761 | 1,429,525 | 1,408,012 | 1,478,018 | 1,414,239 | 1,304,863 | 1,259,274 | 1,407,736 | 1,384,800 | 1,531,175 |
| Austria | 1,174,401 | 1,316,447 | 1,288,989 | 1,172,977 | 1,299,671 | 1,387,955 | 1,284,855 | 1,212,240 | 1,162,476 | 1,226,687 | 1,279,027 |
| Thailand | 1,049,631 | 1,015,835 | 1,217,338 | 969,850 | 1,023,857 | 923,981 | 999,833 | 858,301 | 856,513 | 1,133,075 | 1,086,867 |
| Belgium | 1,219,998 | 1,315,999 | 1,473,890 | 1,643,748 | 1,454,905 | 1,456,191 | 1,311,531 | 1,335,797 | 1,147,548 | 1,089,102 | 1,069,313 |
| France | 1,036,022 | 980,719 | 948,400 | 787,686 | 877,312 | 886,447 | 749,516 | 771,529 | 940,699 | 1,015,194 | 977,765 |
| Canada | 2,045,287 | 1,944,475 | 1,764,051 | 1,314,241 | 1,057,584 | 802,379 | 1,205,258 | 721,825 | 628,656 | 736,422 | 762,639 |
| Viet Nam | 257,425 | 404,012 | 525,867 | 289,623 | 591,162 | 556,700 | 384,196 | 450,556 | 637,453 | 648,232 | 712,826 |
| Taiwan | 762,968 | 982,719 | 834,122 | 562,640 | 568,558 | 596,030 | 864,889 | 790,494 | 845,821 | 586,012 | 708,933 |
| Poland | 3,894 | 8,529 | 14,240 | 17,843 | 264,677 | 306,645 | 392,984 | 457,695 | 518,191 | 444,857 | 479,079 |
| Sweden | 794,722 | 777,648 | 841,728 | 894,365 | 1,059,611 | 976,319 | 871,241 | 612,446 | 618,816 | 462,590 | 454,577 |
| Turkey | 52,832 | 28,919 | 84,827 | 82,246 | 115,965 | 71,922 | 52,501 | 80,068 | 183,834 | 301,404 | 450,913 |
| Hungary | 28,555 | 39,498 | 17,188 | 103,115 | 359,743 | 390,415 | 415,333 | 442,558 | 428,249 | 398,172 | 433,586 |
| Switzerland | 130,576 | 131,125 | 119,819 | 95,382 | 139,285 | 257,718 | 324,956 | 351,626 | 319,471 | 329,472 | 379,998 |
| Rest of the World | 3,751,369 | 4,414,568 | 4,024,626 | 3,487,292 | 4,566,107 | 5,701,649 | 4,470,457 | 4,146,438 | 3,712,562 | 4,016,561 | 3,035,154 |
| Grand Total | 45,218,070 | 49,929,817 | 50,821,102 | 51,057,223 | 52,772,916 | 57,397,376 | 58,942,257 | 57,255,668 | 55,785,619 | 57,626,652 | 57,294,003 |

*Notes

1) Data tables were derived from the UN Comtrade Database (last downloaded on March 23, 2018)

2) Top 20 determined by latest year of complete data

3) Import data was adjusted for the Vietnam and Taiwan

# Global Trade-Plastic Scrap Exports

| Top 20 Exporters | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| USA | 1,045,848 | 1,375,681 | 1,593,703 | 2,020,770 | 2,040,483 | 2,127,877 | 2,011,095 | 1,909,335 | 2,171,691 | 2,043,124 | 1,616,967 |
| Japan | 1,296,197 | 1,517,312 | 1,513,419 | 1,487,705 | 1,638,962 | 1,631,455 | 1,673,620 | 1,681,733 | 1,670,228 | 1,606,271 | 1,526,921 |
| Germany | 748,603 | 846,084 | 774,655 | 1,445,533 | 1,418,680 | 1,462,561 | 1,511,349 | 1,324,863 | 1,453,609 | 1,376,833 | 1,445,155 |
| United Kingdom | 440,852 | 548,298 | 654,393 | 711,223 | 838,188 | 880,577 | 811,509 | 648,614 | 764,404 | 791,554 | 805,072 |
| France | 379,183 | 385,592 | 390,634 | 447,683 | 477,954 | 502,826 | 508,034 | 454,119 | 483,026 | 468,754 | 483,957 |
| Netherlands | 438,753 | 412,010 | 357,819 | 245,322 | 361,137 | 381,131 | 428,666 | 464,294 | 431,322 | 505,903 | 481,088 |
| Belgium | 382,820 | 399,629 | 369,552 | 453,559 | 396,963 | 414,619 | 456,860 | 471,666 | 437,310 | 430,720 | 440,849 |
| Mexico | 347,875 | 419,676 | 435,085 | 372,442 | 414,021 | 442,197 | 522,143 | 517,067 | 862,744 | 449,974 | 429,537 |
| Spain | 91,944 | 108,685 | 112,448 | 166,850 | 217,892 | 192,363 | 236,880 | 225,844 | 333,466 | 329,937 | 318,926 |
| Thailand | 139,397 | 183,287 | 145,309 | 166,370 | 205,915 | 232,170 | 263,128 | 317,540 | 346,912 | 265,390 | 306,372 |
| Viet Nam | 18,269 | 19,147 | 19,342 | 18,929 | 39,760 | 102,059 | 110,246 | 223,408 | 202,021 | 119,292 | 276,395 |
| Italy | 101,847 | 113,942 | 139,913 | 212,414 | 263,949 | 269,601 | 228,019 | 191,621 | 175,859 | 223,076 | 234,262 |
| Canada | 219,263 | 199,638 | 229,263 | 188,862 | 190,252 | 197,638 | 203,046 | 170,783 | 191,778 | 208,955 | 213,690 |
| Rep. of Korea | 299,078 | 324,564 | 285,244 | 307,717 | 201,549 | 161,358 | 182,975 | 183,291 | 192,851 | 187,609 | 208,826 |
| Indonesia | 36,838 | 58,167 | 53,203 | 53,728 | 116,354 | 166,430 | 204,750 | 231,747 | 193,842 | 148,735 | 203,586 |
| Australia | 99,881 | 103,540 | 125,183 | 204,739 | 156,388 | 151,209 | 193,087 | 155,085 | 185,705 | 206,060 | 199,743 |
| Poland | 50,877 | 56,911 | 66,831 | 97,153 | 107,541 | 102,736 | 101,301 | 99,431 | 138,834 | 166,378 | 192,224 |
| Slovenia | 12,350 | 14,651 | 23,641 | 28,126 | 35,362 | 28,177 | 69,251 | 71,594 | 97,581 | 103,849 | 180,460 |
| Malaysia | 96,789 | 107,316 | 114,943 | 123,627 | 134,326 | 153,865 | 197,598 | 250,809 | 247,007 | 182,271 | 163,622 |
| Taiwan | 187,864 | 170,590 | 149,536 | 166,445 | 182,693 | 164,825 | 157,914 | 120,210 | 146,153 | 145,125 | 155,244 |
| Rest of the World | 1,860,496 | 2,040,892 | 2,466,761 | 2,551,903 | 3,527,297 | 2,752,215 | 2,218,891 | 2,168,939 | 2,031,824 | 1,909,652 | 1,860,761 |
| Grand Total | 8,295,026 | 9,405,613 | 10,020,878 | 11,471,102 | 12,965,664 | 12,517,888 | 12,290,363 | 11,881,993 | 12,758,169 | 11,869,461 | 11,743,659 |

*Notes
1) Data tables were derived from the UN Comtrade Database (last downloaded on March 23, 2018)
2) Top 20 determined by latest year of complete data
3) Export data was adjusted for Vietnam

# Global Trade-Plastic Scrap Imports

| Top 20 Importers | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| China | 5,864,733 | 6,912,222 | 7,074,626 | 7,325,810 | 8,009,674 | 8,384,190 | 8,877,767 | 7,881,304 | 8,254,247 | 7,354,229 | 7,347,176 |
| Hong Kong | 4,421,329 | 4,145,835 | 4,503,012 | 4,752,654 | 4,795,350 | 3,962,054 | 3,200,487 | 2,506,171 | 3,080,676 | 2,864,769 | 2,877,956 |
| Netherlands | 226,692 | 221,914 | 238,843 | 144,459 | 295,928 | 374,308 | 467,433 | 531,881 | 622,941 | 598,127 | 611,300 |
| Germany | 219,474 | 239,700 | 227,723 | 214,448 | 296,940 | 302,344 | 420,106 | 423,052 | 501,628 | 545,607 | 548,029 |
| USA | 557,367 | 416,683 | 412,156 | 356,098 | 379,490 | 342,014 | 361,294 | 372,705 | 417,046 | 393,392 | 447,945 |
| Belgium | 248,563 | 281,228 | 294,000 | 350,481 | 285,426 | 322,250 | 292,285 | 259,805 | 226,729 | 259,728 | 312,587 |
| Malaysia | 73,785 | 81,900 | 38,194 | 92,323 | 81,885 | 142,860 | 176,779 | 301,435 | 225,986 | 249,941 | 287,673 |
| Austria | 69,995 | 131,224 | 148,423 | 106,394 | 146,137 | 210,909 | 218,640 | 194,626 | 250,263 | 245,451 | 240,589 |
| Italy | 190,103 | 199,010 | 162,786 | 116,475 | 138,291 | 145,795 | 138,957 | 134,360 | 160,232 | 153,379 | 178,631 |
| Taiwan | 102,548 | 122,913 | 150,203 | 119,829 | 148,887 | 153,084 | 149,491 | 201,522 | 204,365 | 221,499 | 177,934 |
| Canada | 209,883 | 187,747 | 161,881 | 129,748 | 148,031 | 153,294 | 155,107 | 146,523 | 186,390 | 249,179 | 171,657 |
| India | 94,137 | 169,909 | 97,936 | 478,491 | 116,252 | 131,419 | 195,988 | 259,614 | 251,546 | 185,746 | 166,859 |
| Turkey | 3,516 | 19,114 | 10,848 | 7,169 | 23,260 | 55,780 | 56,497 | 67,396 | 105,287 | 104,031 | 159,569 |
| Sweden | 18,338 | 79,494 | 87,251 | 138,100 | 300,324 | 255,449 | 134,230 | 213,483 | 153,842 | 179,539 | 139,748 |
| United Kingdom | 61,885 | 97,992 | 75,784 | 46,256 | 53,110 | 64,237 | 73,907 | 93,487 | 111,097 | 87,280 | 130,021 |
| Czechia | 28,489 | 41,874 | 54,849 | 48,074 | 58,555 | 93,122 | 111,373 | 122,698 | 128,088 | 131,523 | 129,925 |
| France | 65,222 | 70,526 | 81,392 | 58,708 | 98,940 | 109,177 | 109,822 | 111,921 | 110,017 | 117,055 | 122,987 |
| Indonesia | 7,552 | 313 | 8,588 | 3,175 | 39,906 | 90,535 | 106,994 | 135,993 | 107,423 | 97,146 | 120,979 |
| Poland | 50,143 | 67,390 | 42,222 | 47,907 | 113,677 | 113,133 | 67,305 | 57,771 | 62,416 | 85,814 | 118,800 |
| Portugal | 13,499 | 12,050 | 14,876 | 13,514 | 21,625 | 55,617 | 45,308 | 51,078 | 82,725 | 134,784 | 107,251 |
| Rest of the World | 603,609 | 649,764 | 768,681 | 784,800 | 889,657 | 1,070,135 | 1,045,232 | 1,202,175 | 1,138,664 | 1,118,591 | 1,087,326 |
| Grand Total | 13,130,863 | 14,148,804 | 14,654,275 | 15,334,914 | 16,441,343 | 16,531,706 | 16,405,000 | 15,268,998 | 16,381,608 | 15,376,810 | 15,484,941 |

*Notes
1) Data tables were derived from the UN Comtrade Database (last downloaded on March 23, 2018)
2) Top 20 determined by latest year of complete data

## NOTES

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